Exhibit 2.1

EXECUTION COPY

BUSINESS COMBINATION AGREEMENT AND PLAN OF MERGER

BY AND AMONG

PLATFORM ACQUISITION HOLDINGS LIMITED,

PLATFORM DELAWARE HOLDINGS, INC.,

PLATFORM MERGER SUB, LLC,

MACDERMID HOLDINGS, LLC,

MACDERMID, INCORPORATED,

TARTAN HOLDINGS, LLC

and

CSC SHAREHOLDER SERVICES LLC, as SELLER REPRESENTATIVE,

Dated October 10, 2013

(i)

(ii)

(iii)

EXHIBITS
Exhibit A	Form of Exchange Agreement
Exhibit B	Form of Letter of Transmittal
Exhibit C	Form of Rollover Support Agreement
Exhibit D	Form of Sponsor Support Agreement
Exhibit E	Form of Drag Along Notice
Exhibit F	Form of MRD Operating Agreement (post-Merger)
Exhibit G	Form of Retaining Holder Securityholders’ Agreement
Exhibit H	Form of Instruction Letter

APPENDIXES
Appendix I	Table of Newco Contribution Membership Interests
Appendix II	Contingent Purchase Price Calculation
Appendix III	Allocation of Total Holder Value

(iv)

BUSINESS COMBINATION AGREEMENT AND PLAN OF MERGER

This BUSINESS COMBINATION AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made as of October 10, 2013, by and among Platform Acquisition Holdings Limited, a company limited by shares incorporated with limited liability under the laws of the British Virgin Islands (“PAHL”), Platform Delaware Holdings, Inc., a Delaware corporation and direct wholly owned subsidiary of PAHL, (“Platform Holdco”), Platform Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Platform Holdco (“Merger Sub”), MacDermid Holdings, LLC, a Delaware limited liability company (“MD Holdings”), Tartan Holdings, LLC, a Delaware limited liability company (“Newco”), MacDermid, Incorporated, a Connecticut corporation (the “Company”), and CSC Shareholder Services LLC, a Delaware limited liability company, as seller representative for the direct and indirect beneficial owners of the Company (“Seller Representative”). All capitalized terms shall have the respective meanings ascribed thereto in Article I.

W I T N E S S E T H:

WHEREAS, PAHL was organized and raised capital for the stated purpose of acquiring a controlling interest in one or more operating businesses through a merger, capital stock exchange, share purchase, asset acquisition, reorganization or similar transaction;

WHEREAS, Platform Holdco is a direct wholly owned subsidiary of PAHL that was formed solely for the purpose of effecting the transactions contemplated by this Agreement;

WHEREAS, Merger Sub is a direct wholly owned subsidiary of Platform Holdco that was formed solely for the purpose of merging with and into MD Holdings (the “Merger”) pursuant to and in accordance with the terms set forth in this Agreement;

WHEREAS, PAHL desires to purchase the business and operations of the Company and is prepared to do so in accordance with the terms of this Agreement;

WHEREAS, the Company is owned by MD Holdings and the MacDermid, Incorporated Profit Sharing and Employee Savings Plan, as amended (“Plan”);

WHEREAS, MD Holdings is in turn owned by (a) the Court Square Members, (b) the Weston Presidio Member and (c) certain current and former employees and related parties of the Company and its direct and indirect Subsidiaries (each member other than the Court Square Member and the Weston Presidio Member, an “Individual Member”, collectively, the “Individual Members”, and together with the Court Square Members and the Weston Presidio Member, the “MD Holdings Members”);

WHEREAS, the MD Holdings Members are prepared to sell the Company to PAHL on the terms set forth in this Agreement;

WHEREAS, Platform Holdco will, on or promptly after the date hereof, offer the MD Holdings Members the right to exchange their interests in MD Holdings for shares of Platform Holdco common stock, Contingent Litigation Proceeds and Contingent Purchase Price pursuant to an Offer to Exchange in form and substance mutually agreeable to MD Holdings and Platform Holdco (the “Retaining Holder Offer to Exchange”), subject to entering into a Letter of Transmittal and the Retaining Holder Securityholders’ Agreement;

WHEREAS, the Retaining Holder Exchange is intended to be subject to Section 351 of the Code;

WHEREAS, certain members of the Company’s management are simultaneously entering into the Rollover Support Agreement (in lieu of a Letter of Transmittal) agreeing to participate in the Newco Contribution and to cause Newco to participate in the Retaining Holder Offer to Exchange;

WHEREAS, the Court Square Members and the Weston Presidio Member are simultaneously entering into the Sponsor Support Agreement declining the offer to participate in the Retaining Holder Exchange and thereby electing to retain their interests in MD Holdings and participate in the Merger;

WHEREAS, in addition to the foregoing, pursuant to an exchange agreement substantially in the form attached hereto as Exhibit A, which is expected to be entered into by and between PAHL and the Plan prior to the Closing, PAHL will provide the Plan the opportunity to exchange its interest in the Company for cash or PAHL Ordinary Shares on the terms described therein;

WHEREAS, the Board of Directors of the Company and the Board of Directors of MD Holdings have approved this Agreement and the consummation of the transactions contemplated hereby and the Board of Directors of MD Holdings has determined to recommend to its members the approval of this Agreement and the Merger subject to the terms and conditions set forth herein and in accordance with the provisions of the Delaware Limited Liability Company Act (the “DLLCA”);

WHEREAS, the Board of Directors of PAHL (the “PAHL Board”), acting upon the recommendation and approval of a majority of independent directors thereof, has unanimously approved this Agreement and the consummation of the transactions contemplated hereby;

WHEREAS, the Board of Directors of each of Platform Holdco and Merger Sub has unanimously approved this Agreement and the consummation of the transactions contemplated hereby, and the Board of Directors of Merger Sub has determined to recommend to Platform Holdco as its sole member the approval of this Agreement and the Merger subject to the terms and conditions set forth herein and in accordance with the provisions of the DLLCA;

WHEREAS, upon the terms and subject to the conditions of this Agreement, the parties hereto wish to effect the Business Combination as contemplated by this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Business Combination contemplated hereby and also to prescribe certain conditions to the Business Combination.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Defined Terms. For purposes of this Agreement, the term:

“Action” shall mean any Judgment outstanding or any action, claim, suit, litigation or proceeding by or before any Governmental Entity or any arbitration proceeding before the AAA, JAMS or any other arbitral tribunal.

“Affiliate” shall mean, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, the terms “controlling”, “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by agreement or otherwise.

“Ancillary Agreements” shall mean the Contribution Agreement, the Retaining Holder Securityholders’ Agreement, the Support Agreements, and each other agreement, certificate, instrument or other document executed and delivered by the parties in connection with this Agreement and the transactions contemplated hereby (including the Business Combination).

“Assets” shall mean, with respect to any Person, all land, buildings, improvements, leasehold improvements, Fixtures and Equipment and other assets, real or personal, tangible or intangible, owned or leased by such Person or any of its Subsidiaries.

“Business Combination” means, collectively, the Newco Contribution, the Retaining Holder Exchange, the Plan Exchange, the Merger and the other transactions contemplated by this Agreement (other than those transactions contemplated by this Agreement that by their terms are to be consummated after Closing), in each case occurring in the order set forth herein.

“Business Day” shall mean each day other than Saturdays, Sundays and days when commercial banks are authorized or required to be closed for business in New York, New York or London, England.

“Class A Units” shall mean the Class A Junior Units of MD Holdings.

“Class B Units” shall mean the Class B Junior Units of MD Holdings.

“Class C Units” shall mean the Class C Junior Units of MD Holdings.

“Closing Cash On Hand” shall mean, as of the Measurement Time, the aggregate of all cash (including checks received but not deposited) and readily marketable securities of the Company and its Subsidiaries, as determined in accordance with GAAP (including, for the avoidance of doubt, checks that have been issued, but not cashed as of such date of determination).

“Closing Date” shall mean the date on which the Closing occurs.

“Closing Indebtedness” shall mean all Indebtedness of the Company and its Subsidiaries as of the Measurement Time, giving effect to the consummation of the Business Combination for purposes of determining any prepayment, change of control or similar costs or expenses for such Indebtedness; provided that any such amounts that have been paid on or prior to the Measurement Time shall be excluded. For the avoidance of doubt, “Closing Indebtedness” shall not be deemed to include any costs or expenses incurred by the Company or any Subsidiary to consummate the Proposed Amendment or the Debt Financing.

“Closing Working Capital” means as of the Measurement Time, the Company’s total current assets (excluding Closing Cash on Hand and any amounts related to income Taxes or deferred Taxes) as of such time plus the amount of any unreimbursed expenses incurred by the Company or any of its Subsidiaries required to be reimbursed pursuant to Section 8.7(b), minus the Company’s total current liabilities (excluding Closing Indebtedness, income Taxes payable, deferred Taxes (if any), accrued severance and deferred purchase price with respect to Revestsul Produtos Quimicos Ltda.) as of such time, in each case, determined in accordance with GAAP as applied consistently with the accounting methods, policies, principles, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used in preparation of the audited consolidated balance sheet of the Company and its Subsidiaries as of the fiscal year ended December 31, 2012.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder.

“Common Units” shall mean the Common Units of MD Holdings.

“Company Benefit Agreement” shall mean each individual employment, consulting, indemnification, change in control, severance or termination agreement or arrangement between the Company or any of its Subsidiaries, on the one hand, and any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries, on the other hand pursuant to which the Company or any of its Subsidiaries has any continuing obligations as of the date of this Agreement, other than any agreement or arrangement mandated by applicable Law.

“Company Benefit Plan” shall mean each bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock or other equity-based compensation, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other employee benefits plan, policy, program or arrangement (but excluding any Company Benefit Agreement), in each case sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has or may have any actual or contingent liability or obligation, in each case, as of the date of this Agreement, for the benefit of any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries, other than (a) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (b) any plan, policy, program or arrangement mandated by applicable Law or a Governmental Entity.

“Company Charter” shall mean the Second Amended and Restated Certificate of Incorporation of the Company, as amended, as in effect on the Closing Date.

“Company Class A Stock” shall mean the shares of Class A Junior Stock, no par value per share, of the Company.

“Company Class A Stock Value Per Share” shall mean an amount equal to the amount each share of Company Class A Stock outstanding immediately prior to Closing would be entitled to receive under the Company Charter if the Company were liquidated at the Measurement Time and the net value available for distribution to the Company Class A Stock and the Company Common Stock were equal to the Company Equity Value.

“Company Common Stock” shall mean the shares of Common Stock, no par value per share, of the Company.

“Company Common Stock Value Per Share” shall mean an amount equal to the amount each share of Company Common Stock outstanding immediately prior to Closing would be entitled to receive under the Company Charter if the Company were liquidated at the Measurement Time and the net value available for distribution to the Company Class A Stock and the Company Common Stock were equal to the Company Equity Value.

“Company Equity Value” shall mean an amount equal to (i) $1,800,000,000.00 plus (ii) the Closing Adjustment Amount, which may be positive or negative, plus (iii) the Final Adjustment Amount, which may be positive or negative, minus (iv) the Company Preferred Stock Value.

“Company Equity Value (MD Portion)” shall mean an amount equal to the sum of (i) the product of (x) the number of shares of Company Common Stock held by MD Holdings and (y) the Company Common Stock Value Per Share and (ii) the product of (a) the number of shares of Company Class A Stock held by MD Holdings and (b) the Company Class A Stock Value Per Share.

“Company Intellectual Property” shall mean all Intellectual Property rights owned, in whole or in part, by Company or any of its Subsidiaries.

“Company Major Representations” shall mean those representations and warranties set forth in Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.19 and Section 4.24.

“Company Material Adverse Effect” shall mean, with respect to the Company, any change, effect, event, or occurrence that, individually or in the aggregate with all other changes, events or occurrences, has had or would reasonably be expected to have a material adverse effect on (a) the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, that none of the following shall either alone or in combination constitute, or be taken into account in determining whether there has been, a

Company Material Adverse Effect for purposes of this clause (a): any change, effect, event or occurrence that directly arises out of or directly results from (i) general economic, credit, capital or financial markets or political conditions in the United States or elsewhere in the world, including with respect to interest rates or currency exchange rates that do not adversely affect the Company and its Subsidiaries in a manner disproportionate to other companies within the same industry as the Company and its Subsidiaries, (ii) any outbreak or escalation of hostilities, acts of war (whether or not declared), sabotage or terrorism that do not adversely affect the Company and its Subsidiaries in a manner disproportionate to other companies within the same industry as the Company and its Subsidiaries, (iii) any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster occurring after the date of this Agreement, (iv) any change in applicable Law or GAAP (or authoritative interpretation or enforcement thereof), (v) general conditions in the industries in which the Company and its Subsidiaries primarily operate that do not adversely affect the Company and its Subsidiaries in a manner disproportionate to other companies within the same industry as the Company and its Subsidiaries, (vi) the taking of any action, or failing to take any action, at the request of PAHL or the taking of any action by PAHL to the extent not required by the terms of this Agreement, (vii) any change in the cost or availability or other terms of any financing to be obtained by PAHL, if any, (viii) any failure by the Company and its Subsidiaries to meet financial forecasts or estimates (in and of itself and not with regard to the changes, effects, events or occurrences underlying such failure) or (ix) the announcement and pendency of this Agreement and the transactions contemplated hereby, or (b) the ability of MD Holdings or the Company to perform their respective obligations under this Agreement and to consummate the Business Combination.

“Company Preferred Stock” shall mean the shares of Series B 9.5% Cumulative Compounding Preferred Stock, no par value per share, of the Company.

“Company Preferred Stock Value” shall mean the aggregate amount all shares of Company Preferred Stock outstanding immediately prior to Closing would be entitled to receive as a preference to the Company Common Stock under the Company Charter if the Company were liquidated at the Measurement Time.

“Company Preferred Stock Value (MD Portion)” shall mean the amount of the Company Preferred Stock Value allocable to the shares of Company Preferred Stock owned by MD Holdings immediately prior to Closing in accordance with the Company Charter.

“Company Preferred Stock Value (Plan Portion)” shall mean the amount of the Company Preferred Stock Value allocable to the shares of Company Preferred Stock owned by the Plan immediately prior to Closing in accordance with the Company Charter.

“Company Preferred Stock Value Per Share (Plan Portion)” shall mean an amount equal to the sum of Company Preferred Stock Value (Plan Portion) divided by the number of shares of Company Preferred Stock held by the Plan immediately prior to the Closing.

“Company Transaction Expenses” shall mean (without duplication), to the extent payable by the Company or any of its Subsidiaries and not paid in cash at or prior to the Closing (including any fees, costs or expenses payable as a result of the Plan Exchange or the Merger, but excluding any fees, costs or expenses relating to or arising out of the modification of the First

Lien Facility or the Retaining Holder Exchange), all costs, fees or expenses incurred by any person in connection with the negotiation, preparation, execution or performance of this Agreement (including the fees and expenses of legal counsel, accountants, investment bankers, brokers or other representatives and consultants and any payments owing to the Sponsor Members under any advisory or management agreements in effect prior to the date hereof) and any Seller Representative Expenses; provided, that any and all fees and expenses payable to Cravath Swaine & Moore LLP or Mintz Levin Cohn Ferris Glovsky and Popeo PC shall not be considered Company Transaction Expenses.

“Contingent Litigation Proceedings” shall mean each of the individual DuPont Litigation and Cookson Litigation proceedings set forth on Sections 1.1(a) and 1.1(b) of the Company Disclosure Schedule.

“Contingent Litigation Proceeds” shall mean one hundred percent (100%) of the proceeds actually received by the Company or any Subsidiary as a result of the Contingent Litigation Proceedings, less all losses, damages, liabilities, Taxes on such proceeds (calculated at the highest marginal rate applicable to the Company), judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including attorneys’ fees, expert witness fees, the cost of pursuing any insurance providers, bonding fees, incurred or paid by the Company or any Subsidiary, in each case, in connection with the Contingent Litigation Proceedings.

“Contingent Litigation Proceeds Payment Event” shall mean the date on which any one of the Contingent Litigation Proceedings has been fully and finally determined by a tribunal of competent authority and jurisdiction, settled or otherwise finally resolved, in each case, without the ability of appeal or reconsideration, and all proceeds with respect to such Contingent Litigation Proceedings have been received by the Company or any Subsidiary and all proceeds with respect to such Contingent Litigation Proceedings have been received by the Company or any Subsidiary and all losses, damages, liabilities, Taxes on such proceeds (calculated at the highest marginal rate applicable to the Company), judgments, interest, awards, penalties, fines, costs or expenses incurred in connection with the Contingent Litigation Proceedings have been finally determined.

“Contingent Litigation Proceeds (MD Portion)” means fifty percent (50%) of the Contingent Litigation Proceeds.

“Contingent Litigation Proceeds Per Unit” shall mean the amount calculated by dividing the Contingent Litigation Proceeds (MD Portion) by the aggregate number of Common Units, Class A Units and Class B Units of MD Holdings outstanding prior to the Effective Time.

“Contingent Litigation Proceeds Recipient” shall mean any holder of Units who is entitled to receive a portion of the Contingent Litigation Proceeds (MD Portion).

“Contingent Litigation Proceeds Release Event” shall mean any date on which Contingent Litigation Proceeds are released from escrow in the sole discretion of PAHL.

“Contingent Litigation Proceeds Sharing Percentage” shall mean with respect to a Retaining Holder or a Transferring Holder the fraction expressed as a percentage the numerator of which is the aggregate number of Units (other than Preferred Units and Class C Units) held by such person immediately prior to the Closing (but after giving effect to the contribution of Units to Newco pursuant to the Contribution Agreement) and the denominator of which is the aggregate number of Units (other than Preferred Units and Class C Units) outstanding immediately prior to the Closing.

“Contingent Purchase Price Independent Accountant” shall mean the office of an impartial nationally recognized firm of independent certified public accountants, other than the Accountants of PAHL, the Company or Newco, as appointed by the mutual agreement of PAHL and the Retaining Holder Representative.

“Contingent Purchase Price Sharing Percentage” shall mean with respect to a Retaining Holder the fraction expressed as a percentage the numerator of which is the aggregate number of Units (other than Preferred Units and Class C Units) held by such person immediately prior to the Closing (but after giving effect to the contribution of Units to Newco pursuant to the Contribution Agreement) and the denominator of which is the aggregate number of Units (other than Preferred Units and Class C Units) held by all Retaining Holders immediately prior to the Closing.

“Contract” shall mean any agreement, contract or other legally binding arrangement, understanding, obligation or commitment of a Person or to which a Person’s Assets are subject, whether oral or written, including any and all amendments, supplements, exhibits, annexes, appendices and schedules thereto.

“Contribution Agreement” shall mean that certain Contribution Agreement by and among the Individual Members set forth on Appendix I and Newco, in form and substance as mutually agreed upon by Newco and PAHL.

“Cookson Litigation” shall mean those Actions set forth on Section 1.1(b) of the Company Disclosure Schedules.

“Court Square Members” shall mean Court Square Capital Partners II, L.P.; Court Square Capital Partners II-A, L.P.; Court Square Capital Partners (Offshore) II, L.P.; Court Square Capital Partners (Executive) II, L.P. and CSC MacDermid Co-Investment LLC.

“Disclosure and Transparency Rules” shall mean the Disclosure Rules and Transparency Rules of the FCA made under Part VI of FSMA.

“DuPont Litigation” shall mean those Actions set forth on Section 1.1(a) of the Company Disclosure Schedules.

“Encumbrances” shall mean any claim, lien, pledge, option, right of first refusal, encroachment, charge, security interest, deed of trust, mortgage, restriction, covenant, reservation of interest in title or encumbrance of any kind or nature whatsoever.

“Environmental Claims” shall mean any administrative or judicial actions, suits, orders, claims, proceedings or written notices of noncompliance by or from any Governmental Entity or any other Person alleging Liability arising out of the Release of Hazardous Materials or the failure to comply with any Environmental Law or any Authorization issued thereunder.

“Environmental Laws” shall mean any Law relating to pollution or protection of the environment or natural resources or human exposure to Hazardous Materials.

“Equity” shall mean, with respect to any Person, any (whether voting or otherwise) shares of capital stock, membership interests, limited liability company interests, partnership interests, joint venture interests or other equity interests of such Person, or interests which are directly or indirectly exercisable or exchangeable for, or convertible into, any such equity interests.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” shall mean any trade or business, whether or not incorporated, that together with the Company would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA.

“Escrow Account” means an account established by the Seller Representative to hold the Working Capital Escrow Amount.

“Escrow Share of Post-Closing Adjustment” shall mean the product of (x) a fraction the numerator of which is the Transferring Holder Aggregate Equity Value and the denominator of which is the sum of the Transferring Holder Aggregate Equity Value and the Retaining Holder Aggregate Equity Value multiplied by (y) a fraction the numerator of which is the number of shares of Company Class A Stock and Company Common Stock held by MD Holdings immediately prior to Closing and the denominator of which is the number of shares of Company Class A Stock and Company Common Stock outstanding immediately prior to Closing.

“Escrow Share Percentage Per Transferring Holder” shall mean with respect to each Transferring Holder the fraction expressed as a percentage the numerator of which is the aggregate number of Units (other than Preferred Units and Class C Units) held by such person immediately prior to the Closing and the denominator of which is the aggregate number of Units (other than Preferred Units and Class C Units) held by all Transferring Holders immediately prior to the Closing.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agreement” shall mean that certain Exchange Agreement between the Plan and PAHL in the form attached hereto as Exhibit A.

“Final Adjustment Amount” shall mean an amount, which may be positive or negative, equal to (i) Closing Working Capital minus Estimated Working Capital, plus (ii) if positive, Closing Cash on Hand minus Estimated Closing Cash on Hand minus (iii) if negative, the absolute value of Closing Cash on Hand minus Estimated Closing Cash on Hand, minus (iv) Closing Indebtedness minus Estimated Closing Indebtedness.

“Financing Sources” shall mean the (i) the Persons engaged by PAHL to assist in the amendment of the First Lien Facility on the terms and conditions set forth in the Debt

Commitment Letter (the “Proposed Amendment”), together with their Affiliates, officers, directors, employees, attorneys, advisors, agents and representatives involved in such transactions and their successors and assigns and (ii) Persons that have committed to provide the Debt Financing in connection with the Debt Commitment Letter to effect the transactions contemplated hereby or any alternative financing and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates, officers, directors, employees, attorneys, advisors, agents and representatives involved in the financing and their successors and assigns.

“First Lien Facility” shall mean that certain First Lien Credit Agreement, dated as June 7, 2013, among MD Holdings, the Company, certain subsidiaries of MD Holdings, the lenders party, Credit Suisse AG, as administrative agent and collateral agent, and the other parties referenced therein, and the ancillary documents associated therewith.

“Fixtures and Equipment” shall mean, with respect to any Person, all of the furniture, fixtures, furnishings, machinery and equipment owned or leased by such Person and located in, at or upon the other Assets of such Person.

“Foreign Merger Control Laws” shall mean the competition, merger control, antitrust or similar Law of any jurisdiction outside the United States.

“FCA” shall mean the Financial Conduct Authority of the United Kingdom, acting in its capacity as competent authority for the purposes of Part VI of FSMA.

“FSMA” shall mean the Financial Services and Markets Act 2000 of the United Kingdom, as amended.

“GAAP” shall mean generally accepted accounting principles in the United States, as in effect from time to time, consistently applied.

“Governmental Entity” shall mean any transnational, domestic or foreign federal, state, local or provincial court, regulatory or administrative agency, commission or other governmental authority, body or instrumentality with jurisdiction, including for the avoidance of doubt any Self-Regulatory Organizations.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“IFRS” shall mean International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Indebtedness” shall mean, with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any cost associated with prepaying any such debt, (b) the principal component of capitalized lease obligations, (c) net obligations under interest rate agreements and currency agreements, (d) all obligations in respect of letters of credit and bankers’ acceptances issued for the account of the Company or its Subsidiaries, (e) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments and all other obligations of a Person upon which interest is paid by such Person, including accrued interest, (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including with respect to Revestsul Produtos Quimicos Ltda. (g) net cash payment obligations under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination), other than such obligations under the swaps, options derivatives and other hedging agreement or arrangements set forth on Section 4.21 of the Company Disclosure Schedule noted with an asterisk, (h) all Liabilities relating to securitization or factoring programs or arrangements, (i) all obligations arising from cash/book overdrafts or negative cash balances, (j) employee transaction bonuses (to the extent entered into by the Company or its Subsidiaries prior to Closing) payable by the Company or its Subsidiaries solely as a result of the consummation of the Business Combination, (k) Company Transaction Expenses, (l) an amount equal to $196,868 that represents a portion of the Plan Consideration payable pursuant to the Plan Exchange and (m) all Indebtedness of another Person referred to in clauses (a) through (l) above guaranteed (including keep well arrangements) directly or indirectly, jointly or severally, in any manner.

“Indebtedness Balance Statement and Consent” shall mean a written consent and statement from those lenders, counterparties, creditors or other holders of Indebtedness (other than such Indebtedness for which a Payoff Letter is provided at the Closing) set forth on Section 1.1(b) (i) consenting to the consummation of the Business Combination as it relates to such Indebtedness and (ii) setting forth the outstanding balance, including accrued interest, penalties and any other cost associated with such Indebtedness assuming the Business Combination had been consummated.

“Independent Accountant” shall mean McGladrey LLP or, if McGladrey LLP is unable to serve, the office of an impartial nationally recognized firm of independent certified public accountants other than the Accountants of PAHL, MD Holdings or the Seller Representative as appointed by mutual agreement of PAHL and the Seller Representative.

“Instruction Letter” shall mean that certain instruction letter in the form attached hereto as Exhibit H.

“Intellectual Property” means all of the following and similar intangible property and related proprietary rights, interests and protections, however arising, pursuant to the Laws of any jurisdiction throughout the world: (a) trademarks, service marks, trade names, brand names, logos, trade dress and other proprietary indicia of goods and services, whether registered, unregistered or arising by Law, and all registrations and applications for registration of such trademarks, including intent-to-use applications, and all extensions and renewals of such registrations and applications, and all goodwill symbolized by and associated with the foregoing; (b) internet domain names, whether or not trademarks, registered in any generic top level domain by any authorized private registrar or Governmental Entity; (c) original works of authorship in any medium of expression, whether or not published, all copyrights (whether registered, unregistered or arising by Law), all registrations and applications for registration of such copyrights, and all issuances, extensions and renewals of such registrations and applications; (d) confidential and proprietary information, including formulas, designs, devices, technology, know-how, research and development, inventions, methods, processes, compositions and other trade secrets, whether or not patentable; (e) patented and patentable designs and inventions, all design and utility patents, letters patent, utility models, pending patent applications and provisional applications and all issuances, divisions, continuations, continuations-in-part, reissues, extensions, reexaminations and renewals of such patents and applications; and (f) software, software code (in any form, including source code, executable code and object code), subroutines, techniques, and user interfaces.

“Knowledge” shall mean with respect to (a) the Company, the actual knowledge, after reasonable inquiry, of any of those individuals listed on Section 1.1(c) of the Company Disclosure Schedule, (b) PAHL, the actual knowledge, after reasonable inquiry, of any of those individuals listed on Section 1.1(d) of the PAHL Disclosure Schedule and (c) MD Holdings, the actual knowledge, after reasonable inquiry, of any of those individuals listed on Section 1.1(e) of the MD Holdings Disclosure Schedule.

“Law” shall mean any statute, law (including common law), regulation, rule, ruling, Judgment of or by any Governmental Entity.

“Letter of Transmittal” shall mean that certain letter of transmittal in the form attached hereto as Exhibit B.

“Liabilities” shall mean any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law or Action and those arising under any Contract.

“Listing Rules” shall mean the Listing Rules of the FCA made under Part VI of FSMA.

“MD Holdings Governing Documents” shall mean the MRD Operating Agreement and the MRD Securityholders’ Agreement.

“MD Holdings Major Representations” shall mean those representations and warranties set forth in Section 5.1, Section 5.2, Section 5.3 and Section 5.4.

“Measurement Time” shall mean 12:01 a.m. New York time on the Closing Date.

“MRD Operating Agreement” shall mean the Second Amended and Restated Limited Liability Company Operating Agreement of MacDermid Holdings, LLC, dated as of January 29, 2013 (as amended from time to time in accordance with its terms).

“MRD Securityholders’ Agreement” shall mean the Securityholders’ Agreement dated as of April 12, 2007 by and among MacDermid Holdings, LLC, Court Square Capital Partners II, L.P., Court Square Capital Partners II-A, L.P., Court Square Capital Partners (Offshore) II, L.P., the Court Square Co-Investors (as defined therein), Weston Presidio V, L.P., Daniel Leever, the Management Investors (as defined therein) and certain other persons named therein, (as amended from time to time in accordance with its terms).

“Official List” shall mean the list maintained by the FCA in accordance with section 74(1) of FSMA for the purposes of Part VI of FSMA.

“Organizational Documents” shall mean, with respect to any entity, the charter, memorandum and articles of association, certificate of incorporation, articles of incorporation, bylaws, partnership agreement, limited liability company agreement, operating agreement, declaration of trust, or other similar governing documents of such entity, including any documents designating or certifying the terms of any securities of such entity.

“PAHL Founder Preferred Shares” shall mean the preferred shares of PAHL, no par value.

“PAHL Major Representations” shall mean those representations and warranties set forth in Section 6.1, Section 6.2, Section 6.3 and Section 6.11.

“PAHL Material Adverse Effect” shall mean any change, effect, event, or occurrence that, individually or in the aggregate with all other changes, events or occurrences, has had a material adverse effect on (a) the business, financial condition or results of operations of PAHL and its Subsidiaries, taken as a whole, or (b) the ability of PAHL or any of its Subsidiaries to perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

“PAHL Ordinary Shares” shall mean the ordinary shares of PAHL, no par value, or equity securities of PAHL or any entity including a public company parent of PAHL into which such ordinary shares may be converted or exchanged.

“PAHL Value Per Share” shall mean an amount equal to the average of the daily closing price per share on the New York Stock Exchange or other exchange on which such equity securities are then publicly traded (as reported in The Wall Street Journal or, if not reported thereby, another alternative source as chosen by PAHL) for the ten (10) consecutive trading days ending on and including the Business Day immediately prior to any date of determination.

“Permitted Encumbrances” shall mean any and all Encumbrances (a) which result from all statutory or other liens for Taxes or assessments and are not yet due and payable or delinquent or the validity of which is being contested in good faith by appropriate proceedings, (b) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over the Real Property which do not impair in any material respect the current use and operation of the Real Property or the operation of the business of the Company and its Subsidiaries; (c) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Real Property which do not impair in any material respect the occupancy or use of the Real Property for the purposes for which it is currently used in connection with the Company’s and its Subsidiaries’ business; (d) public roads and highways; (e) imposed or promulgated by Law or any Governmental Entity, (f) arising in connection with any cashiers’, landlords’, workers’, mechanics’, carriers’, repairers’ or other similar lien imposed by Law and arising out of obligations incurred in the ordinary course of business, (d) that are expressly listed as exceptions in title insurance policies, (g) listed on Section 1.1(f) to the Company Disclosure Schedule, (h) non-exclusive licenses for Intellectual Property granted in the ordinary course of business, and (i) which individually or in the aggregate do not materially detract from the value of or materially interfere with the present use of the property subject thereto or affected thereby and would not otherwise have a Company Material Adverse Effect.

“Permitted Transfer” shall mean the transfer of any portion of a right to Contingent Litigation Proceeds: (i) by will or intestacy upon the death of a Contingent Litigation Proceeds Recipient; (ii) by instrument to an inter vivos or testamentary trust in which such right to Contingent Litigation Proceeds is to be passed to beneficiaries upon the death of the trustee; (iii) pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) if the Contingent Litigation Proceeds Recipient is a partnership or limited liability company, a transfer or distribution by the transferring partnership or limited liability company to its partners or members, as applicable; (v) if the Contingent Litigation Proceeds Recipient is a participant in the Plan, a transfer from the Plan to a successor plan, whether upon termination of the Plan or otherwise, or a reinvestment following a distribution by the Plan or (vi) made by operation of law (including a consolidation or merger) or in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity.

“Permitted Transferee” shall mean a Person receiving a right to Contingent Litigation Proceeds from a Contingent Litigation Proceeds Recipient pursuant to a Permitted Transfer.

“Person” shall mean any individual, corporation, partnership, limited liability company, joint venture, real estate investment trust, other organization (whether incorporated or unincorporated), Governmental Entity (or any department, agency or political subdivision thereof), or any other legal entity or the media.

“Plan Shares” shall mean the outstanding shares of the Company’s capital stock owned by the Plan.

“Preferred Units” shall mean the Preferred Units of MD Holdings.

“Prospectus Rules” shall mean the Prospectus Rules made by the FCA pursuant to section 73A of FSMA.

“Registration Statement” shall mean a Form S-4 under the Securities Act to be filed by PAHL in connection with (i) the change to the jurisdiction of incorporation of PAHL from the British Virgin Islands to the State of Delaware and (ii) the transactions contemplated by this Agreement.

“Repaid Indebtedness” shall mean the Indebtedness set forth on Section 1.1(g) to the Company Disclosure Schedule.

“Representative” shall mean, with respect to any Person, that Person’s officers, directors, managers, employees, financial advisors, agents or other representatives.

“Retaining Holder” shall mean each member of MD Holdings who agrees to participate in the Retaining Holder Exchange, including Newco, but only to the extent of such member’s participation in the Retaining Holder Exchange.

“Retaining Holder Aggregate Equity Value” shall mean the sum of the Total Holder Value for all Retaining Holders with respect to the Units such Retaining Holders exchange with Platform Holdco in the Retaining Holder Exchange.

“Retaining Holder Equity Value Per Holder” shall mean the Total Holder Value for a Retaining Holder with respect to the Units such Retaining Holder exchanges with Platform Holdco in the Retaining Holder Exchange.

“Retaining Holder Exchange” shall mean the exchange of Units with Platform Holdco in accordance with the terms of the Retaining Holder Offer to Exchange.

“Retaining Holder Securityholders’ Agreement” shall mean that certain Securityholders’ Agreement in the form attached hereto as Exhibit G.

“RIS” shall have the meaning given in the Listing Rules.

“Rollover Support Agreement” shall mean that certain support agreement by and among the Individual Members set forth on Appendix I and PAHL in the form attached hereto as Exhibit C.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Self-Regulatory Organization” shall mean any domestic or foreign registered securities exchange, clearing house, futures exchange or securities market, or any other exchange or corporation or similar self-regulatory body or organization, whether United States or foreign, that is charged with the supervision or regulation of brokers, dealers, commodity pool operators, commodity trading advisors or future commission merchants, in each case with competent jurisdiction.

“Seller Representative Expenses” shall mean any and all amounts incurred in connection with the performance and enforcement of this Agreement by the Seller Representative (including attorneys’ fees, accountants fees, the fees of expenses of any third party paying agent, wire fees or similar charges) as certified by the Seller Representative.

“Sponsor Members” shall mean, together, the Court Square Members and the Weston Presidio Member.

“Sponsor Support Agreement” shall mean that certain support agreement by and between the Sponsor Members and PAHL in the form attached hereto as Exhibit D.

“Subsidiary” shall mean, with respect to any Person, any corporation, partnership, limited liability company, joint venture, real estate investment trust, or other organization, whether incorporated or unincorporated, or other legal entity of which (a) such Person directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such Person is a general partner, manager or managing member.

“Support Agreements” shall mean, together, the Rollover Support Agreement and the Sponsor Support Agreement.

“Target Cash” shall mean Eleven Million Dollars ($11,000,000.00).

“Target Working Capital” shall mean $143,108,099.00.

“Tax” or “Taxes” shall mean all transnational, domestic, foreign, federal, state, local or provincial taxes, levies, fees, imposts, assessments, impositions or other similar government charges, including income, estimated income, business, occupation, franchise, real property, payroll, personal property, sales, value added, transfer, stamp, use, employment, commercial rent, withholding (including dividend withholding and withholding required pursuant to Section 1445 and 1446 of the Code or any similar provision of any other Tax law or regulation), occupancy, premium, gross receipts, profits, windfall profits, deemed profits, license, lease, severance, capital, production, corporation, ad valorem, excise, duty or other taxes imposed by any Taxing Authority, including interest, penalties and additions (to the extent applicable) thereto, whether disputed or not ).

“Tax Return” shall mean any report, return, document, declaration or other information or filing required to be filed with any Taxing Authority with respect to Taxes, including any schedule or attachment thereto and any amendment thereof, any information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Taxing Authority” shall mean any Governmental Entity charged with the administration of any law, rule or regulation relating to Taxes.

“Third Party” shall mean any Person other than the Company, the Company’s Subsidiaries, PAHL, the MD Holdings Members, Newco, the Seller Representative and their respective Affiliates.

“Total Holder Value” shall mean with respect to a Retaining Holder or a Transferring Holder, the total amount that such person would be entitled to receive in respect of all Units held by such person in a liquidating distribution of MD Holdings pursuant to which the amount available for distribution to all Units was equal to the sum of the Company Preferred Stock Value (MD Portion) and the Company Equity Value (MD Portion).

“Transferring Holder” shall mean each member of MD Holdings immediately prior to the Effective Time other than Platform Holdco, Merger Sub or any of their Affiliates and other than the Retaining Holders, but shall include any member of MD Holdings who is a Retaining Holder to the extent of any Units such Retaining Holder has not exchanged with Platform Holdco in the Retaining Holder Exchange.

“Transferring Holder Aggregate Equity Value” shall mean the sum of the Total Holder Value for all Transferring Holders with respect to Units not exchanged with Platform Holdco in the Retaining Holder Exchange.

“Transfer Taxes” shall mean any real property transfer or gains, sales, use, transfer, recordation, registration, value added, stock transfer, stamp or similar Taxes levied by any Taxing Authority in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

“Units” shall mean collectively the Preferred Units, Common Units, Class A Units, Class B Units and Class C Units.

“Weston Presidio Member” shall mean Weston Presidio V, L.P.

“Working Capital Escrow Amount” shall mean $20,000,000 or such other amount as may be specified in writing by the Seller Representative to PAHL at least three (3) days prior to the Closing Date.

Section 1.2 Glossary of Other Defined Terms. The following sets forth the location of definitions of capitalized terms defined in this Agreement:

Term	Section

280G Stockholder Vote	Section 8.15
Agreement	Introduction
Antitrust Division	Section 8.9(b)
Authorizations	Section 4.10
CBP	Section 4.25
Class B Junior Stock	Section 4.3(a)
Certificate of Merger	Section 2.6(a)(ii)
Closing	Section 3.1(a)
Closing Date Cash Payment	Section 3.2(a)
Closing Statement	Section 3.7(b)
Common Stock	Section 4.3(a)
Company	Introduction
Company Board	Section 4.4(b)
Company Disclosure Schedule	Article IV
Company Financial Statements	Section 4.6(a)
Company Intellectual Property	Section 4.15(a)
Company Interim Financial Statements	Section 4.6(a)
Company Leased Real Property	Section 4.14(b)
Company Leases	Section 4.14(b)
Company Material Contract	Section 4.9(a)
Company Owned Real Property	Section 4.14(a)
Company Stock	Section 4.3(a)
Company Voting Debt	Section 4.3(b)
Confidentiality Agreement	Section 8.1(b)

Term	Section

Contingent Litigation Proceeds	Section 3.4(a)
Contingent Purchase Price	Section 3.3
Contingent Purchase Price Objection	Section 3.3
Contingent Purchase Price Review Period	Section 3.3
Contingent Purchase Price Statement	Section 3.3
Contingent Purchase Price Term	Section 3.3
Continuing Employees	Section 8.6(a)
CPP Disputed Amounts	Section 3.3
Disputed Amounts	Section 3.7(c)
DLLCA	Recitals
Drag Along Notice	Section 2.3(c)
Effective Time	Section 2.6(a)(ii)
Estimated Closing Cash on Hand	Section 3.7(a)
Estimated Closing Indebtedness	Section 3.7(a)
Estimated Closing Working Capital	Section 3.7(a)
Estimated Closing Statement	Section 3.7(a)
Expenses	Section 12.1
Foreign Company Plan	Section 4.12(n)
FTC	Section 8.9(b)
Individual Members	Recitals
Intellectual Property Licenses	Section 4.15(g)
Judgment	Section 4.8
Lender Consent	Section 8.7(a)
Loan Agreement	Section 4.9(a)
Newco	Introduction
Newco Contribution	Section 2.2
MD Holdings	Introduction
MD Holdings Board	Section 2.1
MD Holdings Members	Recitals
Merger	Recitals
Merger Consideration	Section 3.2(b)
Merger Sub	Introduction
OFAC	Section 4.26(a)
PAHL	Introduction
PAHL Board	Recitals
PAHL Disclosure Schedule	Article VI
PAHL Exchange Ratio	Section 3.8
PAHL FCA Reports	Section 6.6(a)
PAHL Issued Shares	Section 6.2(a)
PAHL Notified Information	Section 6.6(a)
Payoff Letters	Section 3.6(b)(iii)
PBGC	Section 4.12(b)
Plan	Recitals
Plan Consideration	Section 3.10
Plan Exchange	Section 3.10

Term	Section

Platform Holdco	Introduction
Products	Section 4.18(a)
Purchaser Payments	Section 8.15
Registered Intellectual Property	Section 4.15(a)
Related Party	Section 12.12
Represented Parties	Section 12.13(a)
Resolution Period	Section 3.7(c)
Restraint	Section 10.1(a)
Retaining Holder Offer to Exchange	Recitals
Review Period	Section 3.7(c)
Section 280G Payments	Section 8.15
Seller Representative	Introduction
Series A Preferred Stock	Section 4.3(a)
Statement of Objections	Section 3.7(c)
Surviving Company	Section 2.6(a)(i)
Takeover Laws	Section 4.4
Termination Date	Section 11.1(c)
Title IV Plan	Section 4.12(e)
Undisputed Amounts	Section 3.7(c)
Waived Benefits	Section 8.15
Warrant Backstop	Section 6.7(c)
Warrant Commitments	Section 6.7(c)
Warrant Exchange	Section 6.7(c)
Warrant Exchange Parties	Section 6.7(c)

Section 1.3 Interpretation and Rules of Construction.

(a) In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(i) when a reference is made in this Agreement to an Article, Section, Exhibit, Appendix or Schedule, such reference is to an Article or Section of, or a Schedule, Appendix or Exhibit to, this Agreement unless otherwise indicated;

(ii) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(iii) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(iv) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole (including the Exhibits and Schedules hereto) and not to any particular provision of this Agreement;

(v) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(vi) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and, except as otherwise expressly provided or unless the context otherwise requires, any noun or pronoun shall be deemed to cover all genders;

(vii) references to a Person are also to its successors and permitted assigns;

(viii) the use of “or” is not intended to be exclusive unless expressly indicated otherwise;

(ix) any Law defined or referred to in this Agreement or in any Ancillary Agreement shall mean such Law as from time to time amended, updated, modified, supplemented and superseded, including by succession of comparable successor Law and references to all attachments thereto and instruments incorporated therein and the rules applicable thereto, to the extent such amendment, update, modification, supplement or superseding Law is applicable to the transactions contemplated by this Agreement and the Ancillary Agreements.

(b) The parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) Except as otherwise set forth herein, wherever a conflict exists between this Agreement and any other Contract, agreement or other instrument (including any Ancillary Agreement), this Agreement shall control but solely to the extent of such conflict.

ARTICLE II

BUSINESS COMBINATION TRANSACTIONS

Section 2.1 MD Holdings Governing Documents. Following the date hereof, and prior to the Effective Time, the MD Holdings Members and the Board of Directors of MD Holdings (“MD Holdings Board”) shall take all actions necessary to amend and/or restate the MD Holdings Governing Documents to permit, authorize, approve and ratify the consummation of the actions contemplated by this Agreement (including each of the actions set forth below in this Article II), and otherwise consummate the Business Combination.

Section 2.2 Newco Contribution. Following the date hereof and prior to the Effective Time, each of the Individual Members party to the Contribution Agreement and MD Holdings shall take all actions necessary to cause and permit such Individual Members to contribute the membership interests in MD Holdings owned by such Members to Newco in exchange for 100% of the membership interests in Newco (“Newco Contribution”).

Section 2.3 Platform Holdco Contribution. Following the date hereof and prior to the Effective Time, as part of one plan that includes the Merger, PAHL shall contribute to Platform Holdco by way of capital contribution:

(a) cash in an amount equal to the Transferring Holder Aggregate Equity Value for all Transferring Holders;

(b) the right to receive the Contingent Litigation Proceeds (MD Portion); and

(c) the right to receive the Contingent Purchase Price, if any.

Section 2.4 Retaining Holder Offer to Exchange. On or promptly following the date hereof, Platform Holdco shall issue the Retaining Holder Offer to Exchange to the MD Holdings Members. Immediately prior to the Merger, Platform Holdco, Newco, and the Individual Members that have elected to participate in the Retaining Holder Exchange by executing a Letter of Transmittal and the Retaining Holders Securityholders’ Agreement (or a joinder thereto), shall effect the Retaining Holder Exchange.

Section 2.5 Drag-Along Notice. On the date hereof, a written notice substantially in the form attached hereto as Exhibit E (“Drag Along Notice”) shall be issued to the Individual Members informing the Individual Members that the Business Combination constitutes a Compelled Sale for purposes of the MRD Securityholders’ Agreement and such Drag Along Notice shall notify the Individual Members that (i) each Individual Member is required to vote all securities of MD Holdings held by such Individual Members in favor of the Business Combination and (ii) each Individual Member will receive cash proceeds upon the Merger unless such Individual Member accepts the Retaining Holder Offer to Exchange. The Drag Along Notice will be accompanied by such consents, amendments or other instruments necessary to approve the Business Combination.

Section 2.6 The Merger.

(a) Effective Time.

(i) Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DLLCA, at the Effective Time, Merger Sub shall be merged with and into MD Holdings. As a result of the Merger, the separate limited liability company existence of Merger Sub shall cease and MD Holdings shall continue as the surviving company after the Merger (the “Surviving Company”).

(ii) As soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing a certificate of merger relating to the

Merger in form and substance mutually agreed upon by PAHL and MD Holdings (the “Certificate of Merger”) with the Department of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DLLCA. The Merger shall become effective upon filing of the Certificate of Merger on the Closing Date or at such subsequent time as MD Holdings and PAHL shall agree and as shall be specified in the Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”).

(iii) At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of MD Holdings and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of MD Holdings and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

(iv) For U.S. Federal income tax purposes, the Merger shall be treated as the termination of MD Holdings as a partnership pursuant to Revenue Ruling 99-6 (Situation 1).

(b) Certificate of Formation and LLC Agreement. At the Effective Time, by virtue of the Merger, the certificate of formation of MD Holdings shall be the certificate of formation of the Surviving Company, from and after the Effective Time, until thereafter changed or amended as provided therein and/or in accordance with applicable Law. The Board of Directors of MD Holdings shall take all action necessary so that, at the Effective Time, the MRD Operating Agreement shall be amended to read in its entirety as set forth in Exhibit F, and as so amended, such MRD Operating Agreement shall be the limited liability company operating agreement of the Surviving Company, from and after the Effective Time, until thereafter changed or amended as provided therein and/or in accordance with applicable Law.

(c) Board of Directors. Subject to applicable Law, each of the parties hereto shall take all necessary action to ensure that the board of directors of the Surviving Company effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Merger Sub immediately prior to the Effective Time.

(d) Officers. From and after the Effective Time, the officers of MD Holdings at the Effective Time shall be the officers of the Surviving Company, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law.

ARTICLE III

THE CLOSING; EFFECT OF THE MERGER

Section 3.1 Closing.

(a) Upon the terms and subject to the conditions of this Agreement, the closing of the Retaining Holder Exchange and the Merger contemplated hereby (the “Closing”) shall take place at Greenberg Traurig, LLP located at 200 Park Avenue, New York, New York 10166 at 10:00 a.m. Eastern time on a date to be specified by the parties, which shall be no later than three (3) Business Days after the satisfaction (or, to the extent permitted by Law, waiver) of the conditions set forth in Article X (other than those conditions that by their nature are to be satisfied by action taken at the Closing, but subject to the satisfaction or waiver of such conditions in accordance with this Agreement), or at such other place, time and date as shall be agreed in writing between MD Holdings and PAHL.

(b) At the Closing, the parties shall cause the execution and/or delivery by the appropriate Person of all necessary cash, certificates, documents and instruments, and shall cause to be updated all company books, records and ledgers, as shall be required, to effect the transactions contemplated by this Agreement, including the Business Combination. At the Closing, the parties shall cause to be delivered any certificates, documents and instruments as the parties or their counsel may reasonably request (including all such certificates, documents and instruments referred to herein) to evidence or consummate the transactions contemplated by this Agreement, including the Business Combination.

Section 3.2 Conversion of Securities. At the Effective Time and following the consummation of the Retaining Holder Exchange, by virtue of the Merger and without any action on the part of MD Holdings, Merger Sub or the holders of any securities of MD Holdings or Merger Sub:

(a) Cancellation of Units held by PAHL, Platform Holdco or Merger Sub. Each Unit held by PAHL, Platform Holdco or Merger Sub or any direct or indirect Subsidiary of MD Holdings immediately prior to the Effective Time (and following the Retaining Holder Exchange) shall automatically be cancelled and extinguished and shall cease to exist and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(b) Conversion of Units. Each Transferring Holder shall be entitled to receive in respect of his, her or its Units (A) an amount in cash equal to such Transferring Holder’s Total Holder Value and (B) the right to receive such Transferring Holder’s Contingent Litigation Proceeds Sharing Percentage of any Contingent Litigation Proceeds (MD Portion) (all amounts referred to in this Section 3.2(b), the “Merger Consideration”). All such Units that were issued and outstanding immediately prior to the Effective Time (and following the Retaining Holder Exchange) shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist and each holder shall thereafter cease to have any rights with respect to such Units except the right to receive the Merger Consideration, and, as provided by Law.

(c) Merger Sub Equity Interests. The membership interests in Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become 100% of the membership interests of the Surviving Company.

(d) Change in Shares. If, between the date of this Agreement and the Effective Time, the outstanding Units shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination, contribution or exchange of shares, the Merger Consideration any other number or amount contained in this Agreement which is based upon the value of the Units shall be correspondingly adjusted to provide the holders of Units the same economic effect as contemplated by this Agreement prior to such event.

(e) Closing Date Cash Payment. On the Closing Date, Platform Holdco shall pay to the Seller Representative by wire transfer of immediately available funds to the bank account(s) specified by the Seller Representative (on behalf of MD Holdings) in writing at least two (2) days prior to the Closing Date an aggregate amount in cash (the “Closing Date Cash Payment”) equal to the sum of: (i) the aggregate amount of the cash payments set forth in Section 2.3(a) (determined in accordance with Section 3.7(a)), minus (ii) the Working Capital Escrow Amount. Upon receipt of the Closing Date Cash Payment, the Seller Representative shall pay the Closing Date Cash Payment to the Transferring Holders in accordance with Section 3.2(b) hereof.

(f) Working Capital Escrow. PAHL shall pay the Working Capital Escrow Amount by wire transfer of immediately available funds to the Escrow Account to be held and distributed by the Seller Representative in accordance with Section 3.7 hereof.

(g) Payment of Indebtedness. On the Closing Date, PAHL shall pay, or cause to be paid, on behalf of the Company, the Repaid Indebtedness by wire transfer of immediately available funds to the Persons or bank accounts specified in the Payoff Letters for such Indebtedness delivered pursuant to Section 3.6(b).

(h) PAHL, Platform Holdco and the Retaining Holders agree to report the contributions pursuant to Section 2.3 and Section 2.4 and the conversion of Units pursuant to the Retaining Holder Exchange as a part of a single plan for U.S. federal income tax purposes and governed by Code section 351.

(i) Satisfaction of Plan Amounts. (A) any Indebtedness of PAHL or its Subsidiaries existing on the Closing Date, (B) any Indebtedness of PAHL or its Subsidiaries (including MD Holdings and the Company and its Subsidiaries) entered into on or after the Closing Date and (C) from and after the Closing Date, any Indebtedness under the First Lien Facility, shall not prohibit the payment of any of the cash amounts that made be required to be paid to the Plan pursuant to the Plan Exchange regardless of whether PAHL or any of its Subsidiaries (including MD Holdings and the Company and its Subsidiaries) are then in default. In the event such Indebtedness does prohibit the payment of such amounts, on the Closing Date, PAHL shall post a letter of credit in such amount for the benefit of the Plan.

(j) Exchange Procedures. MD Holdings shall promptly (and in any event no more than five (5) Business Days) following the date of this Agreement, mail to each holder of record of a Unit an Instruction Letter. Upon delivery of an Instruction Letter, properly completed and duly executed, and such other documents as may be reasonably required pursuant to such instructions or otherwise reasonably requested by the Seller Representative, following and contingent upon the Closing, the Seller Representative shall issue and deliver to such delivering holder a check or wire transfer for the amount of cash that such holder is entitled to receive pursuant to Section 3.2(b) in respect of the Units formerly held, and any such Units shall forthwith be cancelled. Until transferred as contemplated by this Section 3.2(j), each Unit shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of such Unit, without any interest thereon.

Section 3.3 Contingent Purchase Price. Platform Holdco shall, and PAHL shall cause Platform Holdco to, pay to the Retaining Holders Representative an amount up to One Hundred Million Dollars ($100,000,000.00), in cash or, provided such shares are then listed on the New York Stock Exchange or equivalent public trading market, PAHL Ordinary Shares in the sole discretion of PAHL, when and as determined by this Section 3.3 (as so determined, the “Contingent Purchase Price”). The determination of the amount of the Contingent Purchase Price payable, if any, shall be contingent on the performance of the consolidated operations of the Company and its Subsidiaries for the seven (7) year period commencing on the Closing Date (“Contingent Purchase Price Term”). The amount of the Contingent Purchase Price shall be determined in accordance with Appendix II. To the extent any portion of the Contingent Purchase Price is paid in equity securities of PAHL and any equity securities of PAHL are then publicly traded, PAHL agrees to file a resale registration statement under the Securities Act registering the sale of such equity securities by the recipients thereof as promptly as practicable following issuance thereof and shall keep such registration statement effective until all securities registered thereunder have been sold or may be sold without the effectiveness of such registration statement (whichever is earlier); provided that, notwithstanding the foregoing, PAHL may suspend the effectiveness of such registration statement and the use of any prospectus (or prospectus supplement) included therein in the event, and for such period of time as (1) such a suspension is required by the rules and regulations of the SEC as applied to PAHL, (2) such prospectus supplement ceases to meet the requirements of Section 10 of the Securities Act or (3) in the good faith determination by PAHL’s board of directors, offers and sales pursuant to such registration statement should not be made by reason of the existence of material undisclosed circumstances or developments with respect to which the disclosure that would be required in such registration statement would be premature and would have an adverse effect on PAHL. For purposes of calculating the value of each equity security of PAHL used to pay any portion of the Contingent Purchase Price, the value shall be equal to the PAHL Value Per Share as of the date of payment of the Contingent Purchase Price.

Within 60 days of the expiration of the Contingent Purchase Price Term, PAHL shall deliver to the Retaining Holders Representative a statement setting forth a reasonably detailed calculation of the Contingent Purchase Price, if any (the “Contingent Purchase Price Statement”). The Retaining Holders Representative shall have 60 days to review and object to the Contingent Purchase Price Statement (“Contingent Purchase Price Review Period”). If the Retaining Holders Representative objects to the Contingent Purchase Price Statement, it shall deliver to PAHL a written statement setting forth the Retaining Holders Representative’s objections in reasonable detail, indicating each disputed item or amount and the basis for its disagreement therewith (“Contingent Purchase Price Objection”). If the Retaining Holders Representative fails to deliver a Contingent Purchase Price Objection before the expiration of the Contingent Purchase Price Review Period, the Contingent Purchase Price reflected in the Contingent Purchase Price Statement shall be deemed to have been accepted by the Retaining Holders Representative. If the Retaining Holders Representative delivers a Contingent Purchase Price Objection before the expiration of the Contingent Purchase Price Review Period, PAHL and the Retaining Holders Representative shall negotiate in good faith to resolve such objections within 30 days after the delivery of the Contingent Purchase Price Objection, and, if the same are so resolved within such 30 day period, the Contingent Purchase Price with such changes as may have been previously agreed in writing by PAHL and the Retaining Holders Representative, shall be final and binding. On the other hand, if PAHL and the Retaining Holders Representative are unable to reach an agreement with respect to all of the matters set forth in the Contingent Purchase Price Objection within the 30 day period following the end of the Contingent Purchase Price Review Period, then any amounts remaining in dispute (“CPP Disputed Amounts”) shall be submitted to the Contingent Purchase Price Independent Accountants, who, acting as experts and not arbitrators, shall resolve the CPP Disputed Amounts only and make any adjustments to the Contingent Purchase Price, as the case may be, and the Contingent Purchase Price Statement. The parties hereto agree that all adjustments shall be made without regard to materiality. The Contingent Purchase Price Independent Accountants shall only decide the specific items under dispute by the parties and their decision for each CPP Disputed Amount must be within the range of values assigned to each such item in the Contingent Purchase Price Statement and the Contingent Purchase Price Objection, respectively.

The Retaining Holders Representative shall pay a portion of the fees and expenses of the Contingent Purchase Price Independent Accountants equal to 100% multiplied by a fraction, the numerator of which is the amount of any disputed amounts submitted to the Contingent Purchase Price Independent Accountants that are resolved in favor of PAHL (that being the difference between the Contingent Purchase Price Independent Accountants’ determination and the Retaining Holders Representative’s determination) and the denominator of which is the total amount of disputed amounts submitted to the Contingent Purchase Price Independent Accountants (that being the sum total by which PAHL’S determination and the Retaining Holders Representative’s determination differ from the determination of the Contingent Purchase Price Independent Accountants). PAHL shall pay that portion of the fees and expenses of the Contingent Purchase Price Independent Accountants that the Retaining Holders Representative is not required to pay hereunder.

Section 3.4 Contingent Litigation Proceeds.

(a) Payment. As an integral part of the consideration to be paid in connection with the consummation of the Business Combination, promptly following the occurrence of a Contingent Litigation Proceeds Payment Event, if any, Platform Holdco shall, and

PAHL shall cause Platform Holdco to, pay to an escrow account any Contingent Litigation Proceeds to be held pending final resolution of all of the Contingent Litigation Proceedings. Such escrow account shall be held with an escrow agent and pursuant to an escrow agreement both of which shall be mutually acceptable to PAHL and the Seller Representative, which such agreement shall require the mutual consent of PAHL and the Seller Representative to release any amounts held in such escrow account. PAHL may, in its sole discretion, elect to cause a Contingent Litigation Proceeds Release Event at any time and from time to time following any Contingent Litigation Proceeds Payment Event at which time PAHL and the Seller Representative shall execute joint written instructions to the escrow agent to release the Contingent Litigation Proceeds as set forth in such instructions. Upon a Contingent Litigation Proceeds Release Event, the Contingent Litigation Proceeds (MD Portion) shall be released to the Seller Representative for distribution to each Contingent Litigation Proceeds Recipient in an amount equal to such recipient’s Contingent Litigation Proceeds Sharing Percentage in accordance with the Merger and the Retaining Holder Exchange and the remainder of the Contingent Litigation Proceeds shall be released to PAHL or PAHL’s designee.

(b) Use of Paying Agent. In the sole discretion of the Seller Representative, the Seller Representative may engage an independent third party agent for the purpose of receiving the aggregate Contingent Litigation Proceeds (MD Portion) and distributing the same to the Contingent Litigation Proceeds Recipients.

(c) No Voting, Dividends or Interest; No Equity or Ownership Interest. Neither the Seller Representative, nor any Contingent Litigation Proceeds Recipient shall have any voting or dividend rights in PAHL, the Company or any of the Company’s Subsidiaries in connection with the right to receive any portion of the Contingent Litigation Proceeds. The Contingent Litigation Proceeds shall not accrue interest in any event. The right to receive any portion of the Contingent Litigation Proceeds shall not constitute any equity or ownership interest in PAHL, the Company or any Subsidiary, whether now existing or hereafter formed.

(d) Nontransferable. The right to receive any portion of the Contingent Litigation Proceeds (MD Portion) shall not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer.

(e) No Certificate. The right to receive any portion of the Contingent Litigation Proceeds shall not be evidenced by a certificate or any other instrument.

(f) Control of Proceedings. The Company shall have the sole right to control all aspects of the Contingent Litigation Proceedings, including entering into any settlement, or appealing the determination, of a Contingent Litigation Proceeding, ceasing to defend or pursue a Contingent Litigation Proceeding, pursuing injunctive, equitable or any other relief in a Contingent Litigation Proceeding or otherwise.

Section 3.5 Allocation of Total Holder Value. Attached as Appendix III is a schedule prepared by MD Holdings setting forth in detail a good faith estimate of the allocation of the

Total Holder Value for each MD Holdings Member on an individual basis. The parties hereto acknowledge that Appendix III cannot be finalized until the Final Adjustment Amount has been determined in accordance with this Agreement. Therefore, Appendix III attached hereto shall be deemed to be the good faith estimate of MD Holdings based upon the information available to it as of the date hereof. On the Closing Date, MD Holdings shall, following the calculation of all adjustments to be made on the Closing Date in accordance with this Agreement, deliver to PAHL a revised and updated Appendix III containing all necessary revisions to accurately reflect the allocation of the Total Holder Value for each MD Holdings Member on an individual basis (as determined on the Closing Date). On the date the Final Adjustment Amount is determined in accordance with this Agreement, MD Holdings shall deliver to PAHL a revised, updated and final Appendix III containing all necessary revisions to accurately reflect the allocation of the Total Holder Value for each MD Holdings Member on an individual basis.

Section 3.6 Deliveries at Closing.

(a) PAHL Deliveries. At the Closing, the Seller Representative shall have received:

(i) The payments set forth in Section 3.2, subject to adjustment as set forth in Section 3.7(a); and

(ii) The Ancillary Agreements and all other agreements, documents, instruments or certificates required to be delivered by PAHL at or prior to the Closing pursuant to this Agreement.

(b) Company, MD Holdings Deliveries. At the Closing, PAHL shall have received:

(i) Executed copies of the Ancillary Agreements and all other agreements, documents, instruments or certificates required to be delivered by MD Holdings at or prior to the Closing pursuant to this Agreement;

(ii) Indebtedness Balance Statements and Consents;

(iii) Payoff and release letters for the Repaid Indebtedness in form and substance reasonably satisfactory to PAHL (collectively, “Payoff Letters”);

(iv) Executed consents from a majority of the MD Holdings Members approving this Agreement and the Business Combination;

(v) Executed consents from the Board of Directors of the Company and the Board of Directors of MD Holdings approving this Agreement and the Business Combination; and

(vi) A properly completed and executed certificate from the Company to the effect that the Purchased Shares are not a U.S. real property interest (such certificate in the form required by Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3)).

Section 3.7 Purchase Price Adjustment.

(a) Closing Adjustment. At least three Business Days before the Closing, MD Holdings shall cause the Company to prepare and deliver to PAHL a statement setting forth its good faith estimate of Closing Working Capital (the “Estimated Closing Working Capital”), Closing Indebtedness (the “Estimated Closing Indebtedness”), and Closing Cash on Hand (“Estimated Closing Cash on Hand”), which statement shall contain an estimated balance sheet of the Company as of the Closing Date (without giving effect to the transactions contemplated herein), a calculation of Estimated Closing Working Capital, Estimated Closing Indebtedness and Estimated Closing Cash on Hand (the “Estimated Closing Statement”), a calculation based on the Estimated Closing Statement of Company Preferred Stock Value, Company Preferred Stock Value (MD Portion), Company Equity Value, Company Equity Value (MD Portion) and Total Holder Value for each MD Holdings Member as of immediately prior to the Effective Time and a certificate of the Chief Financial Officer of MD Holdings, acknowledged and agreed to in writing by the Seller Representative, that the Estimated Closing Statement was prepared in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Company Financial Statements for the most recent fiscal year end as if such Estimated Closing Statement was being prepared and audited as of a fiscal year end. The “Closing Adjustment Amount” shall be an amount equal to (i) Estimated Closing Working Capital minus Target Working Capital, plus (ii) if positive, Estimated Closing Cash on Hand minus Target Cash minus (iii) if negative, the absolute value of Estimated Closing Cash on Hand minus Target Cash, minus (iv) the Estimated Closing Indebtedness. PAHL may object to MD Holdings’ Estimated Closing Statement and the Estimated Closing Working Capital, Estimated Closing Indebtedness and/or Estimated Closing Cash on Hand set forth therein, in which case MD Holdings and PAHL shall negotiate in good faith to agree on the Estimated Closing Working Capital, Estimated Closing Indebtedness and Estimated Closing Cash on Hand for purposes of determining the Closing Adjustment Amount. In the event that PAHL and MD Holdings are unable to resolve any such disputes through negotiation, the Estimated Closing Statement as prepared by the Company on behalf of MD Holdings shall be accepted for purposes of Closing, subject to Section 3.7(b).

(b) Post-Closing Adjustment. Within 45 days after the Closing Date, PAHL shall (or shall cause the Company to) prepare and deliver to the Seller Representative a statement setting forth its calculation of Company Equity Value, Closing Working Capital, Closing Indebtedness and Closing Cash on Hand on the Closing Date, which statement shall contain a balance sheet of the Company as of the Closing Date (without giving effect to the transactions contemplated herein), a calculation of Company Equity Value, Closing Working Capital, Closing Indebtedness, Closing Cash on Hand and the Final Adjustment Amount (the “Closing Statement”), a calculation based on the Closing Statement of Company Preferred Stock Value, Company Preferred Stock Value (MD Portion), Company Equity Value, Company Equity Value (MD Portion) and Total Holder Value for each MD Holdings Member as of immediately prior to the Effective Time and a certificate of the Chief Financial Officer of Company that the Closing Statement was prepared in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Audited Financial Statements for the most recent fiscal year end as if such Closing Statement was being prepared and audited as of a fiscal year end.

(c) Examination and Review.

(i) Examination. After receipt of the Closing Statement, the Seller Representative shall have 30 days (the “Review Period”) to review the Closing Statement. During the Review Period, the Seller Representative and its Accountants shall have reasonable access to the books and records of the Company, the personnel of, and work papers prepared by, PAHL and/or PAHL’s Accountants to the extent that they relate to the Closing Statement and to such historical financial information (to the extent in PAHL’s or the Company’s possession) relating to the Closing Statement as the Seller Representative may reasonably request for the purpose of reviewing the Closing Statement and to prepare a Statement of Objections (defined below), provided, that such access shall be only provided during normal business hours on reasonable advance notice and in a manner that does not interfere with the normal business operations of PAHL or the Company.

(ii) Objection. On or prior to the last day of the Review Period, the Seller Representative may object to the Closing Statement by delivering to PAHL a written statement setting forth the Seller Representative’s objections in reasonable detail indicating each disputed item or amount and the basis for the Seller Representative’s disagreement therewith (the “Statement of Objections”). If the Seller Representative fails to deliver the Statement of Objections before the expiration of the Review Period, the Closing Statement and the Post-Closing Adjustment, as the case may be, reflected in the Closing Statement shall be deemed to have been accepted by the Seller Representative. If the Seller Representative delivers the Statement of Objections before the expiration of the Review Period, PAHL and the Seller Representative shall negotiate in good faith to resolve such objections within 30 days after the delivery of the Statement of Objections (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the calculation of the Final Adjustment Amount and the Closing Statement with such changes as may have been previously agreed in writing by PAHL and the Seller Representative, shall be final and binding.

(iii) Resolution of Disputes. If the Seller Representative and PAHL fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts” and any amounts not so disputed, the “Undisputed Amounts”) shall be submitted for resolution to the Independent Accountants who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any adjustments to the calculation of the Final Adjustment Amount, as the case may be, and the Closing Statement. The parties hereto agree that all adjustments shall be made without regard to materiality. The Independent Accountants shall only decide the specific items under dispute by the parties and their decision for each Disputed Amount must be within the range of values assigned to each such item in the Closing Statement and the Statement of Objections, respectively.

(iv) Fees of the Independent Accountants. The Seller Representative shall pay a portion of the fees and expenses of the Independent Accountants equal to 100% multiplied by a fraction, the numerator of which is the amount of Disputed Amounts submitted to the Independent Accountants that are resolved in favor of PAHL (that being the difference between the Independent Accountants’ determination and the Seller Representative’s determination) and the denominator of which is the total amount of Disputed Amounts submitted to the Independent Accountants (that being the sum total by which PAHL’S determination and the Seller Representative’s determination differ from the determination of the Independent Accountants). PAHL shall pay that portion of the fees and expenses of the Independent Accountants that the Seller Representative is not required to pay hereunder.

(v) Determination by Independent Accountants. The Independent Accountants shall make a determination as soon as practicable within 30 days (or such other time as the parties hereto shall agree in writing) after their engagement, and their resolution of the Disputed Amounts and their adjustments to the Closing Statement and/or the calculation of the Final Adjustment Amount shall be conclusive and binding upon the parties hereto.

(d) Payments of Post-Closing Adjustment. Except as otherwise provided herein, any payment of the Final Adjustment Amount shall be due (x) within five Business Days of acceptance of the applicable Closing Statement or (y) if there are Disputed Amounts, then within five Business Days of the resolution described in Section 3.7(c)(v) above, and paid as follows:

(i) If the Final Adjustment Amount is positive, (x) PAHL shall pay the Seller Representative an amount in cash calculated by multiplying the Escrow Share of Post-Closing Adjustment times the Final Adjustment Amount, (y) the Seller Representative shall release all funds in the Escrow Account, each of (x) and (y) for further distribution to the Transferring Holders, and (z) PAHL shall pay the Seller Representative an amount in cash equal to the Seller Representative Expenses to the extent not previously paid by the Company, by wire transfer of immediately available funds to the bank account(s) specified by the Seller Representative in writing.

(ii) If the Final Adjustment Amount is negative, the Seller Representative shall release (x) to PAHL the lesser of (A) the amount of the funds in the Escrow Account and (B) an amount equal to (1) the absolute value of the Final Adjustment Amount multiplied by the Escrow Share of Post-Closing Adjustment less (2) the Seller Representative Expenses, by wire transfer of immediately available funds to the bank account(s) specified by PAHL in writing and (y) any and all remaining funds in the Escrow Account to the Transferring Holders. Notwithstanding the foregoing, if the amount of the funds in the Escrow Account released to PAHL is less than the Escrow Share of Post-Closing Adjustment times the absolute value of the Final Adjustment Amount, PAHL agrees to provide notice to each Transferring Holder (i) that each such Transferring Holder has an obligation to contribute such holder’s Escrow Share Percentage Per Transferring Holder of such shortfall to PAHL and (ii) requesting prompt payment of such amount. To the extent any Transferring Holder pays more than its Escrow Share Percentage Per Transferring Holder of the Escrow Share of Post-Closing Adjustment of the Final Adjustment Amount, such Transferring Holder shall have a right of contribution from each Transferring Holder who has not paid such Transferring Holder’s Escrow Share Percentage Per Transferring Holder of the Escrow Share of Post-Closing Adjustment of the Final Adjustment Amount. The Seller Representative shall holdback any amounts otherwise payable to any Transferring Holders who owe a contribution pursuant to the foregoing sentence, including from any amounts payable in respect of any Contingent Litigation Proceeds, and shall pay such contribution amounts to any Transferring Holders who are entitled to receive any such contribution.

Section 3.8 Retaining Holder Exchange. Promptly after the Final Adjustment Amount has been determined, PAHL and Platform Holdco agree to determine, in accordance with this Agreement, the number of shares of Platform Holdco common stock that shall be issued to each Retaining Holder as a result of the Retaining Holder Exchange (determined using such Retaining Holder’s PAHL Exchange Ratio), which shares shall be exchangeable into Ordinary Shares of PAHL pursuant to the Retaining Holder Securityholders’ Agreement at any time on or after the earlier of the first anniversary of the Closing Date or such time as PAHL owns less than 50% of the Company Common Stock. For the avoidance of doubt, each Retaining Holder’s right to receive their allocable portion of Platform Holdco common stock shall be effective upon the consummation of the Retaining Holder Exchange. “PAHL Exchange Ratio” shall mean, with respect to a Retaining Holder, the number determined by dividing such Retaining Holder’s Retaining Holder Equity Value Per Holder by $11.00.

Section 3.9 Withholding. PAHL shall be entitled to upon prompt (but in any event no later than three (3) business days prior to the time of such withholding) notice to Seller Representative deduct and withhold from any amount otherwise payable hereunder to any Person any Tax required by applicable Tax Law to be deducted and withheld therefrom. Parent shall timely pay such Tax to the applicable Governmental Entity and, as soon as reasonably practicable after such payment, deliver to Seller Representative the original or a certified copy of a receipt issued by such Governmental Entity (or other evidence reasonably satisfactory to Seller Representative) evidencing such payment. To the extent any such Tax is so deducted and withheld and duly paid over to the applicable Governmental Entity, the amount of such deducted and withheld Tax shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.10 Plan Exchange. Promptly after the date of this Agreement, but before the Closing, PAHL agrees to initiate the an exchange (the “Plan Exchange”) pursuant to which

PAHL will offer the Plan the opportunity to exchange shares of Company Preferred Stock and Company Common Stock held by the Plan immediately prior to the Closing for consideration having a value equal to (i) for each share of Company Preferred Stock held by the Plan, the Company Preferred Stock Value Per Share (Plan Portion) and (ii) for each share of the Company Common Stock held by the Plan, the sum of (x) the Company Common Stock Value Per Share, as finally determined pursuant to Section 3.7, (y) $0.13 per share of Company Common Stock held by the Plan immediately prior to the Closing and (z) $0.39 per share of Company Common Stock held by the Plan immediately prior to the Closing (collectively, the “Plan Consideration”). Promptly following the Closing, PAHL agrees to file a registration statement under the Securities Act registering the exchange of shares pursuant to the Plan Exchange and shall use its reasonable best efforts to cause such registration statement to be declared effective by the SEC.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to PAHL concurrently with the execution of this Agreement (the “Company Disclosure Schedules”), the Company represents and warrants to PAHL as follows:

Section 4.1 Incorporation or Organization, Standing and Corporate Power. Each of the Company and its Subsidiaries is duly incorporated or organized, as the case may be, and validly existing under the Laws of its jurisdiction of incorporation or organization, as the case may be. Each of the Company and its Subsidiaries has all requisite corporate or other entity power and authority to carry on its business as presently conducted in all material respects. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing would not have a Company Material Adverse Effect. True and complete copies of the Organizational Documents of the Company, in each case as in effect on the date of this Agreement, have been delivered to PAHL.

Section 4.2 Subsidiaries. Section 4.2 of the Company Disclosure Schedule lists, as of the date of this Agreement, each Subsidiary of the Company and the jurisdiction of incorporation or organization, as the case may be, thereof. All of the outstanding shares of capital stock of, or other Equity in, each Subsidiary of the Company have been validly issued and are fully paid and nonassessable, are owned, directly or indirectly, by the Company free and clear of all Encumbrances other than Encumbrances securing Indebtedness obligations set forth on Section 1.1(f) to the Company Disclosure Schedule and were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights. Except for its interests in its Subsidiaries, the Company does not own, directly or indirectly, any Equity in, any corporation, partnership, joint venture, association or other entity. There are no options, warrants, rights, convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which any Subsidiary of the Company is a party or by which any of them is bound (vii) obligating any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of or Equity in, or any security convertible or exchangeable for any shares of capital stock or other voting securities of or Equity in, any Subsidiary of the Company, (viii) obligating any such Subsidiary to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking, or (ix) that give any Person the right to receive any economic interest of a nature accruing to the holders of capital stock of any of the Company’s Subsidiaries.

Section 4.3 Capital Structure.

(a) The authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock; 316,000 shares of 9% Series A Cumulative Compounding Preferred Stock, no par value per share (“Series A Preferred Stock”), 75,000 shares of Company Preferred Stock; 2,150,000 shares of Company Class A Stock and 1,614,000 shares of Class B Junior Stock, no par value per share (“Class B Junior Stock” and, together with Company Common Stock, Series A Preferred Stock, Company Preferred Stock, Company Class A Stock and Class B Junior Stock, “Company Stock”). On the date hereof, (i) 49,582,937 shares of Company Common Stock were issued and outstanding, (ii), no shares of Company Common Stock were owned by the Company as treasury stock, (iii) no shares of Series A Preferred Stock were issued and outstanding, (iv) 44,977.4 shares of Company Preferred Stock were issued and outstanding, (v) 2,150,000 shares of Company Class A Stock were issued and outstanding and (vi) no shares of Class B Junior Stock were issued and outstanding. MD Holdings and the Plan are the record and beneficial owners of all outstanding shares of the Company Stock, free and clear of all Encumbrances other than Encumbrances securing Indebtedness obligations set forth on Section 1.1(f) to the Company Disclosure Schedule. Section 4.3(a) of the Company Disclosure Schedule sets forth the total amount of Company Stock, by class, held by each of MD Holdings and the Plan. Except as set forth above, at the opening of business on the date hereof, no shares of capital stock or other voting securities of or equity interests in the Company were issued, reserved for issuance or outstanding.

(b) All issued and outstanding shares of Company Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to, nor were they issued in violation of, any preemptive rights or rights of first refusal. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) generally on matters on which holders of Company Stock may vote (“Company Voting Debt”). Except for any obligations pursuant to this Agreement, the Ancillary Agreements or as otherwise set forth above or with respect to the Plan, as of the date hereof, there are no options, warrants, rights, convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which the Company is a party or by which the Company is bound (1) obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of or Equity in, or any security convertible or exchangeable for any shares of capital stock or other voting securities of or Equity in, the Company or of any of its Subsidiaries or any Company Voting Debt, (2) obligating the Company to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking, or (3) that give any Person the right to receive any economic interest of a nature accruing to the holders of Company

Stock. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock or options, warrants, rights, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of the Company, other than pursuant to the Plan. Since April 11, 2007, the Company has not violated any federal or state securities laws in connection with the offer, sale or issuance of its capital stock.

(c) The Company has delivered to PAHL true and complete copies of the Plan. The Company is not a party to or bound by any stock option or similar agreements.

Section 4.4 Authority.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and such Ancillary Agreements by the Company and the consummation of the transactions contemplated by, and compliance with the provisions of, this Agreement and any such Ancillary Agreement by the Company have been duly authorized by all necessary corporate action on the part of the Company. This Agreement and the Ancillary Agreements to which the Company is a party have been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by PAHL, constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b) The board of directors of the Company (the “Company Board”), at a meeting duly called and held at which all directors of the Company were present, duly and unanimously adopted resolutions (i) authorizing and approving the execution, delivery and performance of this Agreement, the Ancillary Agreements to which the Company is a party and the transactions contemplated hereby and thereby, including the Business Combination, (ii) approving and declaring advisable this Agreement, the Ancillary Agreements to which the Company is a party, and the transactions contemplated hereby and thereby, including the Business Combination, (iii) declaring that the terms of this Agreement, the Ancillary Agreements to which the Company is a party, and the transactions contemplated hereby and thereby, including the Business Combination, on the terms and subject to the conditions set forth herein and therein, are fair to and in the best interests of the stockholders of the Company, (iv) recommending the approval and adoption of this Agreement, the Ancillary Agreement and the Business Combination to the stockholders of the Company and (v) irrevocably approving for all purposes each of PAHL and its respective Affiliates and this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, including the Business Combination, to exempt such Persons, agreements and transactions from, and to elect for the Company, PAHL and their respective Affiliates not to be subject to, any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws (collectively, “Takeover Laws”) of any jurisdiction that may purport to be applicable to the Company, PAHL or any of their respective Affiliates or this Agreement, the Ancillary Agreements or the transactions contemplated hereby and thereby, including the Business Combination, with respect to any of the foregoing, which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.

Section 4.5 Non-Contravention. Except as otherwise set forth on Section 4.5 of the Company Disclosure Schedule, the execution and delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party do not, and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements and compliance with the provisions of this Agreement and the Ancillary Agreements will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Encumbrance upon any of the Assets of the Company or any of its Subsidiaries under (other than any such Encumbrance created as a result of any action taken by PAHL or any of its Affiliates), any provision of (a) the Organizational Documents of the Company or of any of its Subsidiaries, (b) any written Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, (c) any Law, in each case applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (d) any Authorizations of the Company or its Subsidiaries, other than, in the case of clauses (b), (c) and (d) above, any such conflicts, violations, defaults, rights, losses or Encumbrances that would not have a Company Material Adverse Effect. Except as otherwise set forth on Section 4.5 of the Company Disclosure Schedule, no consent, approval, order, waiver or authorization of, action or nonaction by, registration, declaration or filing with, or notice to, any Governmental Entity is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the Ancillary Agreements to which it is a party by the Company or the consummation by the Company of the transactions contemplated by this Agreement or such Ancillary Agreements, except for (A) the filing of a premerger notification and report form by the Company under the HSR Act and (B) such other consents, approvals, orders, waivers, authorizations, actions, nonactions, registrations, declarations, filings and notices the failure of which to be obtained or made would not have a Company Material Adverse Effect.

Section 4.6 Financial Statements; Undisclosed Liabilities.

(a) True and complete copies of (i) the audited consolidated balance sheet of the Company for each of the fiscal years ended as of December 31, 2012, December 31, 2011 and December 31, 2010, and the related audited consolidated statements of income, retained earnings, stockholders’ equity and changes in financial position of the Company, together with all related notes and schedules thereto, accompanied by the reports thereon of the Company’s accountants (the “Company Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Company as of June 30, 2013, and the related consolidated statements of income, retained earnings, stockholders’ equity and changes in financial position of the Company, together with all related notes and schedules thereto (the “Company Interim Financial Statements”) have been delivered by the Company to PAHL. Each of the Company Financial Statements and the Company Interim Financial Statements (including, in each case, the notes thereto) delivered to PAHL have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of the Company Interim Financial Statements, to normal year-end adjustments and the absence of footnotes).

(b) Except for matters reflected or reserved against in the audited consolidated balance sheet of the Company for the fiscal year ended as of December 31, 2012, neither the Company nor any of its Subsidiaries has any Liabilities of any nature, except Liabilities obligations that (A) were incurred since the date of such balance sheet in the ordinary course of business consistent with past practice, (B) are incurred in connection with the transactions contemplated by this Agreement or the Ancillary Agreements, or (C) would not have a Company Material Adverse Effect.

(c) The Company and its Subsidiaries have established and maintained a system of internal control over financial reporting. Such internal controls provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements in accordance with GAAP.

(d) Neither the Company nor any of its Subsidiaries has or is subject to any “Off-Balance Sheet Arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act).

(e) Neither the Company nor any of its Subsidiaries has any material liability with respect to escheat for unclaimed property.

Section 4.7 Absence of Certain Changes or Events. Between December 31, 2012 and the date of this Agreement, (a) there has not been any change, effect, event or occurrence that has had or would have a Company Material Adverse Effect, (b) the Company and its Subsidiaries have conducted their businesses only in the ordinary course of business consistent with past practice, and (c) there has not been any circumstance, action or activity which, if taken after the date hereof, would be a violation of Section 7.2.

Section 4.8 Litigation. There is no Action pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that would have a Company Material Adverse Effect. There is no ruling, order, writ, injunction, decree or judgment of or by any Governmental Entity (each, a “Judgment”) outstanding against the Company or any of its Subsidiaries that would have a Company Material Adverse Effect. This Section 4.8 does not relate to Tax matters, which are the subject of Section 4.13, or environmental matters, which are the subject of Section 4.16.

Section 4.9 Contracts.

(a) Except for this Agreement and the Ancillary Agreements, Section 4.9 of the Company Disclosure Schedule sets forth a true and complete list of, as of the date of this Agreement:

(i) each Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) each loan and credit agreement, note, debenture, bond, indenture and other similar Contract pursuant to which any Indebtedness of the Company or any of its Subsidiaries (each, a “Loan Agreement”), in each case in excess of $1,000,000, is outstanding or may be incurred, other than any such Contract between or among any of the Company and any of its Subsidiaries and any letters of credit;

(iii) each Contract to which the Company or any of its Subsidiaries is a party that by its terms calls for aggregate payments by the Company or any of its Subsidiaries of more than $1,000,000 over the remaining term of such Contract, except for any such Contract entered into in the ordinary course of business consistent with past practice or that may be canceled, without any material penalty or other material liability to the Company or any of its Subsidiaries, upon notice of 90 days or less;

(iv) each Contract to which the Company or any of its Subsidiaries is a party entered into since January 1, 2013, for the acquisition or disposition by the Company or any of its Subsidiaries of properties or assets for, in each case, aggregate consideration of more than $1,000,000, except for acquisitions and dispositions of properties and assets in the ordinary course of business consistent with past practice (including acquisitions of supplies and acquisitions and dispositions of inventory and equipment that is no longer used or useful in the operations of the Company or any of its Subsidiaries);

(v) each Contract that restricts the ability of the Company or any of its Subsidiaries to compete, in any material respects, with any business or in any geographical area or to solicit customers, in any material respects, except for use or radius restrictions that may be contained in Contracts entered into in the ordinary course of business consistent with past practice;

(vi) each Contract that is a material settlement, conciliation or similar agreement (A) that is with any Governmental Entity, (B) pursuant to which the Company or any of its Subsidiaries is obligated after the execution date of this Agreement to pay consideration in excess of $1,000,000, or (C) that would otherwise materially limit the operation of the Company or any of its Subsidiaries (or, to the Knowledge of the Company, PAHL or any of its other Affiliates from and after the Closing) as currently operated;

(vii) each Contract to which the Company or any of its Subsidiaries is a party primarily involving the development or licensing of any Intellectual Property (except for licenses of commercially available software) that is material to the conduct of the business of the Company and its Subsidiaries, taken as a whole, as presently conducted;

(viii) each Contract that grants to any Person any right or first offer or right of first refusal to purchase, lease, sublease, use, possess or occupy all or a substantial part of the material assets of the Company or any of its Subsidiaries, taken as a whole; and

(ix) each Contract that relates to a partnership, joint venture or similar arrangement.

Each Contract set forth on Section 4.9 of the Company Disclosure Schedule or required to be set forth thereon (but subject to the last sentence of Section 4.9(b)) is referred to herein as a “Company Material Contract”.

(b) As of the date of this Agreement, the Company has made available to PAHL true and complete copies of each Company Material Contract. Each of the Company Material Contracts is valid and binding on the Company or the Subsidiary of the Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that would not have a Company Material Adverse Effect. There is no default under any Company Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, in each case except as would not have a Company Material Adverse Effect. This Section 4.9 does not relate to real property leases, which are the subject of Section 4.14, Employee Benefit Matters, or Company Benefit Plans and Company Benefit Agreements, which are the subject of Section 4.12.

Section 4.10 Compliance with Laws. Each of the Company and its Subsidiaries is, and since the later of the date that is three years prior to the date hereof and its respective date of incorporation or organization has been, in compliance with all Laws applicable to its business or operations, in each case except for instances of noncompliance that would not have a Company Material Adverse Effect. Each of the Company and its Subsidiaries has in effect all approvals, authorizations, registrations, licenses, exemptions, permits and consents of Governmental Authorities (collectively, “Authorizations”) necessary for it to conduct its business as presently conducted, except for such Authorizations the absence of which would not have a Company Material Adverse Effect. This Section 4.10 does not relate to the Company financial statements or disclosure controls and procedures, which are the subject of Section 4.6, employee benefit matters, which are the subject of Section 4.12, Taxes, which are the subject of Section 4.13, or environmental matters, which are the subject of Section 4.16. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received notice that any Authorizations will be terminated or modified or cannot be renewed in the ordinary course of business consistent with past practice, and the Company has no Knowledge of a basis for any such termination, modification or nonrenewal, except as would not have a Company Material Adverse Effect. To the Knowledge of the Company, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of the Company or any of its Subsidiaries under, any of the Authorizations, except for violations, breaches, defaults, losses or accelerations that would not have a Company Material Adverse Effect.

Section 4.11 Labor and Employment Matters. Except as set forth on Section 4.11 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any written collective bargaining agreement or other Contract with any labor organization, union or association; provided that the foregoing shall not include any statutory scheme or other regulatory regime relating to the organization of workers. There are not, to the Knowledge of the Company, any union organizing activities concerning any employees of the Company or any of its Subsidiaries that would have a Company Material Adverse Effect. As of the date of this Agreement, there are no strikes, slowdowns, work stoppages, lockouts, or other material labor disputes pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries. Except as contemplated by this Agreement and the Ancillary Agreements, to the Knowledge of the Company, no director, member of Newco, other key employee or group of employees has any present intention to terminate his, her, or their employment with the Company or any of its Subsidiaries (that would have a Company Material Adverse Effect). Except for such non-compliance which would not have a Company Material Adverse Effect, (a) the Company and each of its Subsidiaries is in compliance with all applicable Laws respecting employment practices, terms and conditions of employment, wages and hours and occupational safety and health (including, without limitation, classifications of service providers as employees and/or independent contractors) and (b) neither the Company nor any of its Subsidiaries has received written notice during the past two years of the intent of any Governmental Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation Laws to conduct an investigation of the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress.

Section 4.12 Employee Benefit Matters.

(a) Section 4.12(a) of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of each material Company Benefit Plan and material Company Benefit Agreement. Each Company Benefit Agreement and each Company Benefit Plan has been administered in compliance in all material respects with its terms and with applicable Law (including ERISA and the Code).

(b) The Company has made available to PAHL true and complete copies of (to the extent applicable) (A) each material Company Benefit Plan and each material Company Benefit Agreement and any amendments made thereto (or, in either case, with respect to any unwritten material Company Benefit Plan or material Company Benefit Agreement, a written description thereof), (B) the most recent Form 5500 annual report and accompanying schedules filed with the IRS or similar reports required to be filed with any Governmental Entity, in each case with respect to each material Company Benefit Plan (if any such report was required by applicable Law), (C) each trust agreement and group annuity contract relating to any material Company Benefit Plan, (D) the most recent actuarial reports (if applicable) for each Company Benefit Plan, (E) the most recent summary plan description, if any, required under ERISA with respect to each material Company Benefit Plan and material Company Benefit Agreement, (F) a copy of the most recent IRS determination, opinion or advisory letter for each material Company Benefit Plan (if applicable) and (G) any Forms 5310 and any related filings with the Pension Benefit Guaranty Corporation (“PBGC”) with respect to the last 3 plan years for each material Company Benefit Plan subject to Title IV of ERISA.

(c) Each Company Benefit Plan intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination, opinion or advisory letter as to such qualification from the IRS, and no event has occurred, either by reason of any action or failure to act, that would reasonably be expected to cause the loss of any such qualification.

(d) Section 4.12(d) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, each material Company Benefit Plan that provides health or welfare benefits (whether or not insured) with respect to employees or former employees (or any of their beneficiaries) of the Company or any of its Subsidiaries after retirement or other termination of service (other than coverage or benefits (A) required to be provided under Part 6 of Title I of ERISA, or any other applicable Law, or (B) the full cost of which is borne by the employee or former employee (or any of their beneficiaries)).

(e) During the immediately preceding six (6) years, no material liability under Title IV or Section 302 of ERISA has been incurred by the Company or any Subsidiary that has not been satisfied in full, and, to the Company’s Knowledge, no condition exists that is reasonably likely (including by reason of the Company or any Subsidiary being treated as a single employer under Section 414 of the Code with any other Person) to cause the Company or any Subsidiary to incur any such material liability, other than liability for premiums due the PBGC (which premiums owed prior to the date of this Agreement have been paid when due) in the ordinary course of business and for plan contributions due in the ordinary course of business. The PBGC has not as of the date of this Agreement, provided a written notice to the Company or any ERISA Affiliate that it has instituted proceedings pursuant to Section 4042 of ERISA to terminate any Company Benefit Plan subject to Title IV of ERISA (each, a “Title IV Plan”).

(f) With respect to any Title IV Plan, except as set forth on Section 4.12(f) of the Company Disclosure Schedule or as could not reasonably be expected to result in material liability to the Company or any Subsidiary (including by reason of the Company or any Subsidiary being treated as a single employer under Section 414 of the Code with any other Person): (i) there does not now exist, nor do any circumstances exist on the date hereof that could reasonably be expected to result in any material accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, or any liability under Section 4971 of the Code; (ii) the fair market value of the assets of any such plan as of December 31, 2012 equals or exceeds the actuarial present value of all accrued benefits under such plan as of such date (whether or not vested), each as determined under the assumptions and valuation method of the actuarial valuation of such plan for the year ended December 31, 2012; (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30 days notice requirement has not been waived has occurred; (iv) all material contributions to such plan and all material payments under such plan (except those to be made from a trust qualified under Section 401(a) or 501(a) of the Code) and all material payments with respect to such plan (including, without limitation, PBGC and insurance premiums) for any period ending before the date of this Agreement that are required to be made before such date have been timely made before such date, and (v) no material liability or material contingent liability (including liability pursuant to Section 4069 of ERISA) under Title IV of ERISA has been incurred by the Company or its Subsidiaries or any ERISA Affiliate and remains outstanding as of the date of this Agreement (other than for premiums payable to the PBGC in the ordinary course).

(g) None of the Company or its Subsidiaries or any ERISA Affiliates contributes to or is required to contribute to, or otherwise has any liability with respect to, any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f)(1) of the Code).

(h) None of the Company or its Subsidiaries has in the past three years maintained, sponsored, contributed to or had any obligation to contribute to any voluntary employees’ beneficiary association described under Section 501(c)(9) of the Code or any other welfare benefit fund described under Section 419 or 419A of the Code.

(i) (i) no material proceeding is pending or, to the Knowledge of the Company, threatened against any of the Company Benefit Plans or Company Benefit Agreements (other than non-material routine claims for benefits and appeals of such claims), (ii) to the Company’s Knowledge, no non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code and Section 406 of ERISA) has occurred prior to the date of this Agreement with respect to the Company Benefit Plans that would result in material liability to the Company or any Subsidiary that has not already been satisfied in full and (iii) no Company Benefit Plan is under, and neither the Company nor any of its Subsidiaries has received any notice of, a material audit or investigation by the IRS, Department of Labor or, to the Knowledge of the Company, any other Governmental Entity, and no such completed audit, if any, has resulted in the imposition of any Tax or penalty that is currently outstanding.

(j) Each Company Benefit Agreement and each Company Benefit Plan that constitutes a nonqualified deferred compensation plan subject to Section 409A of the Code has been operated, in all material respects, in compliance with the provisions of Section 409A of the Code and applicable provisions of IRS Notice 2005-1 and other generally applicable guidance published by the Internal Revenue Service with an effective date prior to January 1, 2008, and to the extent that an issue is not addressed in an applicable provision of Notice 2005-1 or such other generally applicable guidance, each such plan has been operated in all material respects in a manner consistent with a good faith, reasonable interpretation of Section 409A of the Code, and to the extent not inconsistent therewith, its terms.

(k) Except as set forth on Section 4.12(k) of the Company Disclosure Schedule, the consummation of the transactions contemplated under this Agreement, alone, will not give rise to any material payment under any material Company Benefit

Plan or material Company Benefit Agreement, including liability for severance pay, termination pay or withdrawal liability, or accelerate the time of payment or vesting or materially increase the amount of compensation or benefits due to any employee, officer, director or consultant of the Company or any of its Subsidiaries (whether current, former or retired) or their beneficiaries. Except as set forth on Section 4.12(k) of the Company Disclosure Schedules, no amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the Business Combination by any employee, officer, director or consultant of the Company or any of its Subsidiaries under any Company Benefit Plan or Company Benefit Agreement, or otherwise, would not be deductible by reason of the application of Section 280G of the Code or would be subject to an excise Tax under Section 4999 of the Code (determined without regard to any payments or benefits to be provided under agreements entered into or negotiated by PAHL or any of its Affiliates other than to the extent disclosed by PAHL pursuant to Section 8.15). Neither the Company nor any of its Subsidiaries has any indemnity obligation on or after the Closing Date for any Taxes imposed under Section 4999 or 409A of the Code.

(l) None of the Company or any of its Subsidiaries has made any promises or commitments to create any additional material Company Benefit Plan or material Company Benefit Agreement or to modify or change in any material way any existing material Company Benefit Plan or material Company Benefit Agreement other than those amendments or modifications required by Law or to maintain the tax qualified or registered status of any Company Benefit Plan or Company Benefit Agreement.

(m) Except as would not have a Company Material Adverse Effect (i) any individual who performs services for the Company or any Company Subsidiary and who is not treated as an employee for federal income Tax purposes by the Company or any Company Subsidiary is not an employee under applicable Law and is not an employee for any purpose (including Tax withholding purposes or Company Benefit Plan purposes), (ii) neither the Company nor any of its Subsidiaries has any liability by reason of an individual who performs or performed services for the Company or any of its Subsidiaries in any capacity being improperly excluded from participating in a Company Benefit Plan and (iii) each employee of the Company and its Subsidiaries has been properly classified as “exempt” or “non-exempt” under applicable Law.

(n) Except as set forth on Section 4.12(n) of the Company Disclosure Schedule or as could not reasonably be expected to have a Company Material Adverse Effect, (i) with respect to each Company Benefit Plan that is subject to the Laws of a jurisdiction outside of the United States (each, a “Foreign Company Plan”) required to be funded under applicable Law, the fair market value of the assets of each such Foreign Company Plan, the liability of each insurer for any Foreign Company Plan funded through insurance or the book reserve established for any Foreign Company Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations thereunder, as of the most recent valuation date, with respect to all current and former participants in such Foreign Company Plan according to the actuarial assumptions and valuations used in preparing such valuation, and (ii) each Foreign Company Plan has been maintained and operated in accordance with the applicable plan document and all applicable Laws and other requirements, and if intended to qualify for special Tax treatment, satisfies all requirements for such treatment.

(o) The representations and warranties set forth in this Section 4.12, together with Section 4.07 and Section 4.11, are the only representations and warranties in this Agreement with respect to ERISA and benefits and compensation matters.

Section 4.13 Taxes.

(a) Each of the Company and its Subsidiaries has timely filed or has caused to be timely filed all income and other material Tax Returns required to be filed by it (taking into account any validly obtained extension of time within which to file), and all such Tax Returns are true, complete and accurate in all material respects. Each of the Company and its Subsidiaries has either paid or caused to be paid all material Taxes due and owing by the Company and its Subsidiaries, other than Taxes that are being contested in good faith through appropriate proceedings or for which the Company Interim Financial Statements reflect an adequate reserve in accordance with GAAP (excluding any reserves for deferred Taxes).

(b) No deficiencies for any material Taxes (other than Taxes that are not yet due and payable or that are being contested in good faith) have been proposed, asserted, assessed or to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries which have not been settled and paid. All assessments for material Taxes due and owing by the Company or any of its Subsidiaries with respect to completed and settled examinations or concluded litigation have been paid. There is no currently effective agreement or other document with respect to the Company or any of its Subsidiaries extending the period of assessment or collection of any material Taxes. There are no Encumbrances for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Encumbrances. None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof. Neither the Company nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Section 6011 of the Code. There are no ongoing or pending Tax audits by any Taxing Authority against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company or any of its Subsidiaries) or (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor. Neither the Company nor any of its Subsidiaries is a party to or bound by, or has any obligation under any Tax allocation, sharing, indemnity or similar agreement or arrangement (other than any agreement (A) entered into in the ordinary course of business and not primarily concerning Taxes or (B) where the only parties are the Company and any of its Subsidiaries). The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code. Except as would not have a Company Material Adverse Effect, the transfer pricing policies of the Company and its Subsidiaries are in compliance with the rules of Section 482 of the Code (and any corresponding provision of state, local and foreign law). Neither the Company nor any of its Subsidiaries has been informed by any jurisdiction in which the Company or such Subsidiary did not file a Tax Return that the jurisdiction believes that the Company was required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction.

The representations and warranties made in Section 4.12 and this Section 4.13 represent the sole and exclusive representations and warranties of the Company and its Subsidiaries regarding Tax matters.

Section 4.14 Real Property.

(a) Section 4.14(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of all real property owned by the Company and its Subsidiaries (individually, a “Company Owned Real Property”). The Company has delivered to PAHL a true and complete copy of all surveys in the Company’s possession for the Company Owned Real Property. Except as would not have a Company Material Adverse Effect, the Company or a Subsidiary of the Company has good and valid fee title to each Company Owned Real Property, in each case free and clear of all Encumbrances and defects in title, except for Permitted Encumbrances.

(b) Section 4.14(b) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of all leases of real property (together with all amendments, extensions, renewals, modifications, alterations or guaranties thereto, the “Company Leases”) under which the Company or any of its Subsidiaries is a tenant or a subtenant, other than leases that do not provide for annual rent in excess of $250,000 (individually, a “Company Leased Real Property”). The Company has delivered to PAHL a true and complete copy of all Company Leases. The Company or a Subsidiary of the Company has a good and valid title to a leasehold estate in each Company Leased Real Property. Except as would not have a Company Material Adverse Effect, all Company Leases and each sublease of Company Leased Real Property are in full force and effect, and neither the Company nor any of its Subsidiaries that is party to such leases has received or given any written notice of any material default thereunder which default continues on the date of this Agreement.

(c) Section 4.14(c) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of all leases, subleases or similar agreements under which the Company or any of its Subsidiaries is the landlord or the sublandlord, other than leases, subleases and similar arrangements that do not provide for annual rent in excess of $250,000.

(d) The Company and its Subsidiaries enjoy peaceful and undisturbed possession of the Company Owned Real Property and Company Leased Real Property, and to the Company’s Knowledge the buildings and improvements located thereon are in good condition and repair in all material respects, normal wear and tear excepted

Section 4.15 Intellectual Property.

(a) Section 4.15(a) of the Company Disclosure Schedule sets forth a true and complete (in all material respects) list, as of the date of this Agreement, of all issued or registered Intellectual Property (including Internet domain names) or applications for issuance or registration of any Intellectual Property owned by the Company or its Subsidiaries, indicating for each, as applicable, the owner(s), jurisdiction, title, serial number, patent or registration number, filing date and issuance or registration date (the “Registered Intellectual Property”). To the Knowledge of the Company, each item of Registered Intellectual Property is valid, subsisting, and enforceable and in full force and effect; and has been duly maintained (including the payment of issuance fees, renewal fees, maintenance fees and annuities) and is not expired, canceled or abandoned.

(b) Except as listed on Section 4.15(b) of the Company Disclosure Schedule, and except as would not have a Company Material Adverse Effect, the Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to the Company Intellectual Property (other than the Intellectual Property Licenses or licenses granted by the Company or its Subsidiaries in the ordinary course of business), free and clear of any Encumbrances, except Permitted Encumbrances.

(c) Except as would not have a Company Material Adverse Effect, the transactions contemplated by this Agreement shall not impair the right, title, or interest of the Company or any its Subsidiaries in or to any Company Intellectual Property, and all of the Company Intellectual Property and the Intellectual Property licensed to Company or any of its Subsidiaries under any Intellectual Property Licenses shall be owned or available for use by the Company and its Subsidiaries on terms and conditions identical to those under which the Company and its Subsidiaries used the Company Intellectual Property immediately prior to the Closing Date.

(d) Except as listed on Section 4.15(d)(i) of the Company Disclosure Schedule, and except as would not have a Company Material Adverse Effect, no Actions are pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging that the Company or any of its Subsidiaries has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any other Person, or that contest the validity, use, ownership or enforceability of any of the Company Intellectual Property. Except as would not have a Company Material Adverse Effect and to the Knowledge of the Company, neither the Company nor any of its Subsidiaries use of any Company Intellectual Property, nor the operation of the Company’s or any of its Subsidiaries’ respective businesses as currently conducted, infringes, misappropriates, dilutes or otherwise violates any Intellectual Property of any other Person. Except as listed on Section 4.15(d)(ii) of the Company Disclosure Schedule, as of the date of this Agreement, to the Knowledge of the Company, no Person is infringing, misappropriating, diluting or otherwise violating the rights of the Company or any of its Subsidiaries with respect to any Company Intellectual Property, except as would not have a Company Material Adverse Effect. Except as listed on Section 4.15(d)(iii) of the Company Disclosure Schedule, the Company Intellectual Property is not subject to any outstanding administrative proceedings, consent, settlement, lien, Judgment or ruling restricting the use thereof in a manner that would reasonably be expected to materially impair the continued operation of the Company and its Subsidiaries businesses, as currently conducted.

(e) The Company and its Subsidiaries have taken commercially reasonable steps to protect the Company Intellectual Property, including commercially reasonable steps to maintain and protect the secrecy and confidentiality of its trade secrets and other material confidential information. Except as set forth on Section 4.15(e) of the Company Disclosure Schedule, to the Knowledge of the Company, there have been no unauthorized disclosures of any material trade secrets or other material confidential information to any third parties.

(f) Each of the Company and its Subsidiaries is, and has been to the extent required by Law, in material compliance with its privacy policies and all other related notices, policies and programs and all applicable data protection, privacy and other applicable Laws regarding the collection, use, storage, distribution, transfer, import, export, disposal or disclosure (in any form or medium) of any personally identifiable information, except as would not have a Company Material Adverse Effect.

(g) Section 4.15(g) of the Company Disclosure Schedule sets forth a true and complete (in all material respects) list of all material licenses, sublicenses and other agreements pursuant to which (i) Company and its Subsidiaries grants rights or authority to any Person with respect to any Company Intellectual Property; and (ii) any Person grants rights or authority to Company and its Subsidiaries with respect to any Third Party Intellectual Property, excluding licenses of off-the-shelf or commercially available software (collectively, the “Intellectual Property Licenses”). All such Intellectual Property Licenses are valid, binding and, to the Knowledge of Company, enforceable between Company and its Subsidiaries and the other parties thereto, and Company and its Subsidiaries and such other parties are in compliance in all material respects with the terms and conditions of all Intellectual Property Licenses. Company and its Subsidiaries have provided PAHL with access to true and complete copies of all Intellectual Property Licenses.

Section 4.16 Environmental Matters. Except for those matters that would not have a Company Material Adverse Effect: (A) each of the Company and its Subsidiaries is, and for the last three years has been, in compliance with all applicable Environmental Laws, and neither the Company nor any of its Subsidiaries has received any written communication alleging that the Company is in violation of, or has any liability under, any Environmental Law that is pending and unresolved, (B) each of the Company and its Subsidiaries possesses and is in compliance with all Authorizations required under applicable Environmental Laws to conduct its business as presently conducted, (C) there are no Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (D) to the Knowledge of the Company, none of the Company or any of its Subsidiaries has Released or exposed any Person to, any Hazardous Materials at, on, under or from any of the Company Owned Real

Property or the Company Leased Real Property, in a manner that would reasonably be expected to result in an Environmental Claim against the Company or any of its Subsidiaries, (E) to the Knowledge of the Company, there are no environmental investigations of the business or operations of the Company or any Subsidiary, or previously owned, operated or leased property of the Company or any of its Subsidiaries or the Company Owned Real Property or Company Leased Real Property pending or, to the Company’s Knowledge, threatened that would reasonably be expected to lead to the imposition of any Environmental Claims against the Company or any Subsidiary or any costs and liabilities or liens against the Company Owned Real Property or Company Leased Real Property under Environmental Law and (F) the Company has made available for review by PAHL the most recent copies of any material, non-routine environmental audits, studies, or reports that have been performed by third party consultants or engineers, and (i) with respect to the currently owned, leased or operated properties of the Company or any of its Subsidiaries such audits, studies and reports in the Company’s possession or control; and (ii) with respect to previously owned, leased or operated properties of the Company or any of its Subsidiaries, such audits, studies or reports either (a) located at the Company’s Waterbury, CT headquarters, or (b) prepared since October 2003 and in the Company’s possession or control.

Section 4.17 Insurance. Except as would not have a Company Material Adverse Effect, (a) the Company and its Subsidiaries maintain insurance in such amounts and against such risks as is sufficient to comply with applicable Law, (b) all insurance policies of the Company and its Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof, (c) neither the Company nor any of its Subsidiaries is in breach of, or default under, any such insurance policy, and (d) no written notice of cancellation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals.

Section 4.18 Products.

(a) Each product designed, manufactured, repaired or serviced by the Company (the “Products”) has been designed, manufactured, produced, repaired or serviced in material accordance with (i) the written specifications, bill of materials, set of drawings, blueprints and manufacture instructions in existence at the time of such Products’ design, manufacture, repair or service, and (ii) the material provisions of all applicable Laws, policies, guidelines and any other requirements of any Governmental Entity in place at the time of such Products’ design, manufacture, repair or service.

(b) No Products at any time have been recalled, withdrawn or suspended by the Company, whether voluntarily or otherwise. The Company has provided to PAHL a list of all regulatory letters received by the Company, any Subsidiary or any of their respective agents relating to the Company, any Subsidiary or any of the Products. There exists no set of facts which could reasonably be expected to furnish a basis for the recall, withdrawal or suspension of any product registration, product license, repair or overhaul license, manufacturing license, wholesale dealers license, export license or other license, approval or consent of any governmental or regulatory authority with respect to the Company, any Subsidiary or any of the Products.

(c) Except as would not have a Company Material Adverse Effect, there are no claims existing or, to the Knowledge of the Company, threatened under or pursuant to any warranty, whether express or implied, on products or services sold by the Company. Except as would not have a Company Material Adverse Effect, there are no claims existing and there is no basis for any claim against the Company for injury to persons, animals or property as a result of the sale, distribution or manufacture of any product or performance of any service by the Company, including, but not limited to, claims arising out of the defective or unsafe nature of its products or services.

Section 4.19 Affiliate Transactions. Except as set forth on Section 4.19 of the Company Disclosure Schedules, there have not been during the preceding three (3) years any transactions, Contracts, agreements, arrangements or understandings or series of related transactions between the Company and any of the Sponsor Members nor are there any of the foregoing currently proposed.

Section 4.20 Certain Business Practices. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries (nor any of their respective officers, directors or employees) (a) has made or agreed to make any contribution, payment, gift or entertainment to, or accepted or received any contributions, payments, gifts or entertainment from, any government official, employee, political party or agent or any candidate for any federal, state, local or foreign public office, where either the contribution, payment or gift or the purpose thereof was illegal under the laws of any federal, state, local or foreign jurisdiction; or (b) has engaged in or otherwise participated in, assisted or facilitated any transaction that is prohibited by any applicable embargo or related trade restriction imposed by the United States Office of Foreign Assets Control or any other agency of the United States government.

Section 4.21 Company Swaps. Section 4.21 of the Company Disclosure Schedule contains a complete and correct list of all interest rate swaps and currency exchange swaps (“Company Swaps”) entered into by the Company or any of its Subsidiaries as of the date of this Agreement. All such Company Swaps were, and any Company Swaps entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in the ordinary course consistent with past practice, and were, and will be, entered into with counterparties believed at the time to be able to bear the risks of such Company Swaps. The Company and each of its Subsidiaries have duly performed in all material respects all of their respective obligations under the Company Swaps to the extent that such obligations to perform have accrued.

Section 4.22 Stockholder Consent. No consent or approval by, or vote of, the holders of any class or series of capital stock of the Company is necessary for the Company to adopt this Agreement and the Ancillary Agreements and to approve the transactions contemplated hereby and thereby, including the Business Combination.

Section 4.23 State Takeover Statutes. To the Knowledge of the Company, no state takeover statute applies or purports to apply to the Company or any of its Subsidiaries with respect to this Agreement, the Ancillary Agreements, or any of the other transactions contemplated hereby and thereby, including the purchase and sale of the Shares.

Section 4.24 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than Lazard Frères & Co. LLC, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the transactions contemplated by this Agreement and the Ancillary Agreements. Section 4.24 of the Company Disclosure Schedule sets forth the maximum aggregate fees (without including reimbursement for expenses) that may become payable to Lazard Frères & Co. LLC pursuant to any engagement or fee letters between the Company and Lazard Frères & Co. LLC with respect to the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 4.25 Import Compliance. To the Knowledge of the Company, the Company has been in full compliance with all import Laws, including, but not limited to, the laws and regulations administered by U.S. Customs and Border Protection (“CBP”). To the Knowledge of the Company, the Company, and the products that it imports, have not been, in the five (5) years preceding the date of this Agreement, subject to any penalties (civil or criminal), claims for liquidated damages, or notices of redelivery issued by CBP, or to any detentions, seizures or forfeitures by CBP, and the Company has not made any prior disclosures to CBP of any violation of customs laws during this period. The Company has not been, and is not currently, subject to any CBP investigation or enforcement action (and has no Knowledge of any possible future action). Additionally, the Company has not had, in the five (5) years preceding the date of this Agreement, and is not currently having, any disagreements/disputes or other issues with CBP over the correct tariff classification, valuation, country of origin and/or country of origin marking of any of the goods that it imports. The Company has paid all import duties, fees and other charges owed to CBP, and that the products that it imports are not subject to any antidumping duty, countervailing duty, or other penalty duty.

Section 4.26 Export Compliance.

(a) To the Knowledge of the Company, the Company is, and has been, in full compliance in all material respects with applicable provisions of U.S. export Laws and regulations, including but not limited to the International Traffic in Arms Regulations (22 C.F.R. §§ 120-130), the Export Administration Regulations (15 C.F.R. §§ 730-774), the economic sanctions regulations and guidelines administered by the Department of Treasury, Office of Foreign Assets Control (“OFAC”) and the USA Patriot Act (Title III of Pub. L. 107-56, signed into law October 26, 2001), as amended; and restrictions against dealings with certain prohibited, debarred, denied or specially designated entities or individuals under statutes, regulations, orders, and decrees of various agencies of the United States government, and the export Laws of the other countries where it conducts business. Neither the Company nor any of its Subsidiaries or Affiliates has received any notices of noncompliance, complaints or warnings with respect to its compliance with export Laws.

(b) The Company affirms that, to the Knowledge of the Company, it is not (i) in violation of any Anti-Terrorism Law (as defined below), (ii) a Prohibited Person (as defined below), (iii) conducting any business or engaging in any transaction or dealing with any Prohibited Person, including the making or receiving of any contribution of funds, goods or services to or for the benefit of any Prohibited Person, (iv) dealing in or otherwise engaging in any transaction relating to property or interests in property blocked pursuant to Executive Order No. 13224 (as defined below) or (v) engaging in or conspiring to engage in any transaction that evades or avoids, or has the purpose or intent of evading or avoiding, or attempting to violate, any of the prohibitions set forth in any Anti-Terrorism Law. As used herein: (A) “Anti-Terrorism Law” is defined as any Law relating to terrorism or money-laundering, including Executive Order No. 13224 and the USA Patriot Act (as defined below); (B) “Executive Order No. 13224” is defined as the Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001, relating to “Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism”, as amended; (C) “Prohibited Person” is defined as any person or entity (1) listed in the Annex to, or is otherwise subject to the provisions of, Executive Order No. 13224, (2) owned or controlled by, or acting for or on behalf of, any party described in clause (C)(1) above, (3) with whom any lender is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law, (4) who commits, threatens or conspires to commit or supports “terrorism” as defined in Executive Order No. 13224, (5) named as a “specially designated national and blocked person” on the most current list published by OFAC, or (6) affiliated with any party described in clauses (C)(1)-(5) above; and (D) “USA Patriot Act” is defined as the “Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001” (Public Law 107-56), as amended.

Section 4.27 No Other Representations and Warranties. Except for the representations and warranties contained in this Article IV, PAHL acknowledges that none of the Company, MD Holdings, or any other Person on behalf of the Company makes or shall be deemed to make any other express or implied representation or warranty with respect to the Company or with respect to any other information provided to PAHL and the Company disclaims any such representation or warranty. None of the Company, MD Holdings or any other Person will have or be subject to any liability or indemnification obligation to PAHL or any other Person resulting from the distribution to PAHL or PAHL’s use of, any such information.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF MD HOLDINGS

Except as set forth in the disclosure schedules delivered by MD Holdings to PAHL concurrently with the execution of this Agreement (the “MD Holdings Disclosure Schedules”), MD Holdings represents and warrants to PAHL as follows:

Section 5.1 Organization, Standing and Corporate Power. MD Holdings is duly formed and validly existing under the Laws of Delaware, and has all requisite limited liability company power and authority to carry on its business as presently conducted, except (other than with respect to the MD Holdings’ due organization and valid existence) as would not have a Company Material Adverse Effect. MD Holdings is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing would not have a Company Material Adverse Effect. True and complete copies of the Organizational Documents of MD Holdings, in each case as in effect on the date of this Agreement, have been delivered to PAHL.

Section 5.2 Subsidiaries. Other than the Company and the Company’s Subsidiaries set forth on Section 4.2 of the Company Disclosure Schedule lists, as of the date of this Agreement, MD Holdings does not have any Subsidiaries. Except for its interests in the Company, MD Holdings does not own, directly or indirectly, any Equity in, any corporation, partnership, joint venture, association or other entity.

Section 5.3 Title to Shares. MD Holdings is the record and beneficial owner of, and has good and marketable title to, all of the shares of Company Stock specified in Section 5.3 of the MD Holdings Disclosure Schedule, free and clear of all Encumbrances other than Encumbrances securing Indebtedness obligations set forth on Section 1.1(f) to the Company Disclosure Schedule.

Section 5.4 Authority.

(a) MD Holdings has all requisite limited liability company power and authority to execute and deliver this Agreement, the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and such Ancillary Agreements by MD Holdings and the consummation of the transactions contemplated by, and compliance with the provisions of, this Agreement and any such Ancillary Agreement by MD Holdings have been duly authorized by all necessary limited liability company action on the part of MD Holdings. This Agreement and the Ancillary Agreements to which MD Holdings is a party have been duly executed and delivered by MD Holdings and, assuming the due authorization, execution and delivery by PAHL, constitute a legal, valid and binding obligation of MD Holdings, enforceable against MD Holdings in accordance with their respective terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b) The MD Holdings Board, at a meeting duly called and held at which all directors of MD Holdings were present, duly and unanimously adopted resolutions (i) authorizing and approving the execution, delivery and performance of this Agreement, the Ancillary Agreements to which MD Holdings is a party and the transactions contemplated hereby and thereby, including the Business Combination, (ii) approving and declaring advisable this Agreement, the Ancillary Agreements to which MD Holdings is a party, and the transactions contemplated hereby and thereby, including the Business Combination, (iii) declaring that the terms of this Agreement, the Ancillary Agreements to which MD Holdings is a party, and the transactions contemplated hereby and thereby, including the Business Combination, on the terms and subject to the conditions set forth herein and therein, are fair to and in the best interests of the members of MD Holdings, (iv) recommending the approval and adoption of this Agreement, the Ancillary Agreement and the Business Combination to the members of MD Holdings and (v) irrevocably approving for all purposes each of PAHL and its respective Affiliates and this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, including the Business Combination, to exempt such Persons, agreements and transactions from, and to elect for the Company, PAHL and their respective Affiliates not to be subject to, any “moratorium,” “control share acquisition,” “business combination,”

“fair price” or other form of anti-takeover Laws (collectively, “Takeover Laws”) of any jurisdiction that may purport to be applicable to MD Holdings, the Company, PAHL or any of their respective Affiliates or this Agreement, the Ancillary Agreements or the transactions contemplated hereby and thereby, including the Business Combination, with respect to any of the foregoing, which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.

Section 5.5 Non-Contravention. The execution and delivery by MD Holdings of this Agreement and the Ancillary Agreements to which it is a party do not, and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements and compliance with the provisions of this Agreement and the Ancillary Agreements will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Encumbrance upon any of the Assets of MD Holdings, the Company or any of its Subsidiaries under (other than any such Encumbrance created as a result of any action taken by PAHL or any of its Affiliates), any provision of (c) the Organizational Documents of MD Holdings, or (d) subject to the filings and other matters referred to in the immediately following sentence, and assuming the accuracy of the representations and warranties of PAHL set forth in Section 6.4, (i) any written Contract to which MD Holdings is a party or by which any of its properties or assets are bound, (ii) any Law, in each case applicable to MD Holdings or any of its properties or assets, or (iii) any Authorizations of MD Holdings, other than, in the case of clauses (b), (c) and (d) above, any such conflicts, violations, defaults, rights, losses or Encumbrances that would not have a Company Material Adverse Effect. Except as set forth on Section 5.5 of the MD Holdings Disclosure Schedules, no consent, approval, order, waiver or authorization of, action or nonaction by, registration, declaration or filing with, or notice to, any Governmental Entity is required to be obtained or made by or with respect to MD Holdings in connection with the execution and delivery of this Agreement or the Ancillary Agreements to which it is a party by MD Holdings or the consummation by MD Holdings of the transactions contemplated by this Agreement or such Ancillary Agreements, except for (A) the filing of a premerger notification and report form by MD Holdings under the HSR Act and (B) such other consents, approvals, orders, waivers, authorizations, actions, nonactions, registrations, declarations, filings and notices the failure of which to be obtained or made would not have a Company Material Adverse Effect.

Section 5.6 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than Lazard Frères & Co. LLC, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the transactions contemplated by this Agreement and the Ancillary Agreements. Section 4.24 of the Company Disclosure Schedule sets forth the maximum aggregate fees (without including reimbursement for expenses) that may become payable to Lazard Frères & Co. LLC pursuant to any engagement or fee letters between the Company and Lazard Frères & Co. LLC with respect to the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 5.7 Litigation. There is no (a) Action pending or, to the Knowledge of MD Holdings, threatened in writing, and/or (b) Judgment outstanding, in each case, against MD Holdings relating to or arising in connection with the transactions contemplated by this Agreement and the Ancillary Agreements (including the Business Combination) that would have a Company Material Adverse Effect.

Section 5.8 Information Supplied. The information supplied by MD Holdings, its Affiliates and their respective Representatives, including the Appendixes attached hereto, shall not (i) at the date of this Agreement or (ii) at the Closing, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

Section 5.9 No Other Representations and Warranties. Except for the representations and warranties contained in this Article V, PAHL acknowledges that neither MD Holdings nor any other Person on behalf of MD Holdings makes or shall be deemed to make any other express or implied representation or warranty with respect to MD Holdings or with respect to any other information provided to PAHL and MD Holdings disclaims any such representation or warranty. Neither MD Holdings nor any other Person will have or be subject to any liability or indemnification obligation to PAHL or any other Person resulting from the distribution to PAHL or PAHL’s use of, any such information.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PAHL, PLATFORM HOLDCO AND MERGER SUB

Except as set forth in the disclosure schedules delivered by PAHL to the Company concurrently with the execution of this Agreement (the “PAHL Disclosure Schedule”) each of PAHL, Platform Holdco and Merger Sub represents and warrants to MD Holdings as follows:

Section 6.1 Incorporation or Organization, Standing and Corporate Power. Each of PAHL, Platform Holdco and Merger Sub, is duly incorporated or organized, as the case may be, and validly existing under the laws of its jurisdiction of incorporation or organization, as the case may be, and has all requisite corporate or other entity power and authority to own, carry on and operate its business as presently conducted, except as would not have a PAHL Material Adverse Effect. PAHL is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing would not have a PAHL Material Adverse Effect.

Section 6.2 Capital Structure.

(a) The maximum number of shares PAHL is authorized to issue consists of an unlimited number of PAHL Ordinary Shares and an unlimited number of PAHL Founder Preferred Shares. The issued and outstanding shares of PAHL consists of (A) 88,529,500 PAHL Ordinary Shares and (B) 2,000,000 PAHL Founder Preferred Shares (collectively, the “PAHL Issued Shares”). All of the PAHL Issued Shares have been duly authorized and validly issued and are fully paid and nonassessable and are not subject to preemptive rights. Other than as described on Section 6.2(a) of the PAHL Disclosure Schedule, there have been no issuances by PAHL of options, warrants, rights, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares or other Equity of PAHL, or other rights that give the holder thereof any economic interest of a nature accruing to the holders of PAHL Ordinary Shares.

(b) Other than Platform Holdco and Merger Sub or as may be acquired as a result of the Business Combination, PAHL has no Subsidiaries as of the date hereof and as of the Closing Date shall not have any Subsidiaries, other than Platform Holdco and Merger Sub.

(c) PAHL owns all of the issued and outstanding equity interests of Platform Holdco free and clear of all Encumbrances other than Permitted Encumbrances. Platform Holdco owns all of the issued and outstanding equity interests of Merger Sub free and clear of all Encumbrances other than Permitted Encumbrances.

Section 6.3 Authority. Each of PAHL, Platform Holdco and Merger Sub has all requisite corporate or other entity power and authority to execute and deliver this Agreement and the other Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and such other Ancillary Agreements by each such party, as applicable, and the consummation of the transactions contemplated by, and compliance with the provisions of, this Agreement and any such other Ancillary Agreement by each such party have been duly authorized by all necessary corporate action on the part of such party. This Agreement and the other Ancillary Agreements to which PAHL, Platform Holdco or Merger Sub is a party have been duly executed and delivered by such party and, assuming the due authorization, execution and delivery by the other parties thereto, constitute (or, as applicable with respect to any Ancillary Agreements to be executed from and after the date hereof, when executed and delivered at the Closing will be) a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Each of the PAHL Board, the Board of Directors of Platform Holdco and the Board of Directors of Merger Sub at a meeting duly called and held at which all directors were present has duly and unanimously adopted resolutions (i) authorizing and approving, as applicable, the execution, delivery and performance by PAHL, Platform Holdco and Merger, as applicable, of this Agreement and the other Ancillary Agreements to which PAHL, Platform Holdco or Merger Sub is or is to be a party and the transactions contemplated hereby and thereby, including the Business Combination, (ii) approving and declaring advisable this Agreement and such other Ancillary Agreements to which PAHL, Platform Holdco or Merger Sub is or is to be a party, and the transactions contemplated hereby and thereby, (iii) declaring that the terms of this Agreement and such other Ancillary Agreements, and the transactions contemplated hereby and thereby, on the terms and subject to the conditions set forth herein and therein, are fair to and in the best interests of the equity holders of such Person and (iv) irrevocably approving for all purposes each of, as applicable, this Agreement and the other Ancillary Agreements and the transactions contemplated hereby and thereby, including the Business Combination, to exempt such Persons, agreements and transactions from, and to elect for PAHL, and its Affiliates not to be subject to, any Takeover Laws of any jurisdiction that may purport to be applicable to PAHL or any of its Affiliates or this Agreement and the other Ancillary Agreements or the transactions contemplated hereby and thereby, including the Business Combination, with respect to any of the foregoing, which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way. No further action, vote, consent or approval of the direct or indirect holders of equity interests of PAHL, Platform Holdco or Merger Sub or any of their respective Affiliates is necessary to approve this Agreement and/or the Business Combination and the other transactions contemplated by this Agreement and the other Ancillary Agreements.

Section 6.4 Non-Contravention. The execution and delivery by each of PAHL, Platform Holdco and Merger Sub of this Agreement and the Ancillary Agreements to which it is a party do not, and the consummation of the Business Combination and the other transactions contemplated by this Agreement and such Ancillary Agreements and compliance with the provisions of this Agreement and such Ancillary Agreements will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or result in the creation of any Encumbrance upon any of the Assets of such party or any of its Subsidiaries under (other than any such Encumbrance created as a result of any action taken by the Company or any of its Subsidiaries), any provision of (a) the Organizational Documents of such party, (b) any Contract to which such Person or any of its Subsidiaries is a party or by which its Assets are bound, or (c) subject to the filings and other matters referred to in the immediately following sentence, and assuming the accuracy of the representations and warranties of the Company set forth in Article IV, any Law applicable to such party or any of its Subsidiaries or any of their respective Assets other than, in the case of clause (b), any such conflicts, violations, defaults, rights, losses or Encumbrances for which consent (or waiver) has been obtained on or prior to the date hereof or that would not have a PAHL Material Adverse Effect. No consent, approval, Judgment, waiver or authorization of, action or nonaction by, registration, declaration or filing with, or notice to, any Governmental Entity is required to be obtained or made by or with respect to such party or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the Ancillary Agreements to which it is a party or the consummation by such party of the Business Combination or the other transactions contemplated by this Agreement or such Ancillary Agreements, except for (x) the filing of a premerger notification and report form under the HSR Act, (y) the filing with the FSA of such notifications as may be required in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby and (z) such other consents, approvals, Judgments, waivers, authorizations, actions, nonactions, registrations, declarations, filings and notices the failure of which to be obtained or made would not have a PAHL Material Adverse Effect.

Section 6.5 Undisclosed Liabilities. Except for matters reflected or reserved against in the unaudited balance sheet of PAHL for the period from PAHL’s inception through June 30, 2013, neither PAHL nor any of its Subsidiaries has any Liabilities of any nature, except Liabilities obligations that (A) were incurred since the date of such balance sheet in the ordinary course of business consistent with past practice, (B) are incurred in connection with the transactions contemplated by this Agreement or the Ancillary Agreements, or (C) would not have a PAHL Material Adverse Effect.

Section 6.6 FCA Reports and Financial Statements.

(a) PAHL has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by PAHL with the FCA pursuant to the Listing Rules and the Disclosure and Transparency Rules since the date the PAHL Ordinary Shares were admitted to the Official List and began trading on the London Stock Exchange’s main market for listed securities (collectively, the “PAHL FCA Reports”) and issued to a RIS a notification of all information required to be notified pursuant to the Listing Rules and/or the Disclosure and Transparency Rules since such date (the “PAHL Notified Information”). The PAHL FCA Reports and PAHL Notified Information (i) were and, in the case of PAHL FCA Reports and PAHL Notified Information filed or notified (as the case may be) after the date hereof, will be, prepared in accordance with the applicable requirements of the FCA, FSMA, the Listing Rules and the Disclosure and Transparency Rules and (ii) did not at the time they were filed or notified (or if amended or superseded by a filing or notification prior to the date of this Agreement, then on the date of such filing or notification), and in the case of such forms, reports and documents and information filed by PAHL with the FCA or notified after the date of this Agreement (other than information with respect to the Company and its Subsidiaries contained therein provided by the Company and its Subsidiaries), will not as of the time they are filed or notified, contain any untrue statement of a material fact or omit to state a material fact required to be stated in such PAHL FCA Reports or PAHL Notified Information or necessary in order to make the statements in such PAHL FCA Reports and PAHL Notified Information, in light of the circumstances under which they were and will be made, not misleading. To the Knowledge of PAHL, as of the date hereof, none of the PAHL FCA Reports or PAHL Notified Information is the subject of ongoing review or outstanding investigation by the FCA.

(b) PAHL is and has always been in compliance, in all material respects, with the Listing Rules, and Disclosure and Transparency Rules, the Prospectus Rules and FSMA.

Section 6.7 Sufficiency of Funds.

(a) As of the date hereof, PAHL has in excess of $880,000,000.00 in cash and/or United States government treasury bills.

(b) As of the date hereof, PAHL has received a debt commitment letter (the “Debt Commitment Letter”) from Barclays Bank PLC representing a debt commitment in an aggregate amount equal to or exceeding the amount outstanding under the First Lien Facility (the “Debt Financing”). To the Knowledge of PAHL, (i) the Debt Commitment Letter is in full force and effect and is a valid and binding obligation of Barclays Bank PLC, enforceable against Barclays Bank PLC in accordance with its terms, subject to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and (ii) no event has occurred which, with or without notice, lapse of time or both, could constitute a default on the part of Barclays Bank PLC under the Debt Commitment Letter.

(c) Prior to the Closing, PAHL shall consummate an initial closing of an exchange of PAHL’s warrants with its warrant holders (“Warrant Exchange”). As of the date hereof, PAHL has received commitments with respect to the Warrant Exchange from each of the Persons (“Warrant Exchange Parties”) set forth on Section 6.7(c) of the PAHL Disclosure Schedule (“Warrant Commitments”). In conjunction with the Warrant Exchange, PAHL’s founders, Berggruen Acquisition Holdings IV Ltd., an affiliate of Nicolas Berggruen, and Mariposa Acquisition, LLC, an affiliate of Martin E. Franklin, have agreed to participate in the Warrant Exchange for a pro rata portion of any amounts not exchanged by other warrant holders (the “Warrant Backstop”). The Warrant Backstop and, to the Knowledge of PAHL, each of the Warrant Commitments, is in full force and effect and is a valid and binding obligation of each party thereto, enforceable against each such party in accordance with its terms, subject to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The terms of the Business Combination set forth in this Agreement and the Ancillary Agreements are not materially different than the terms disclosed to the Warrant Exchange Parties by PAHL. Berggruen Acquisition Holdings IV Ltd. and Mariposa Acquisition, LLC are the only affiliates of Nicolas Berggruen and Martin E. Franklin, respectively, that hold PAHL warrants and Nicolas Berggruen and Martin E. Franklin do not hold any warrants of PAHL directly. PAHL shall not engage in any equity financing transaction other than the Warrant Exchange or as otherwise permitted pursuant to the Warrant Commitments.

(d) PAHL’s cash, current assets and the funds to be received by PAHL pursuant to the Warrant Exchange (including the Warrant Backstop) and the Debt Financing represent sufficient funds to pay any and all cash amounts owing under this Agreement, to repay the Repaid Indebtedness and to pay any and all fees and expenses, including out-of-pocket costs, incurred by PAHL, Platform Holdco and Merger Sub in connection with the consummation of the transactions contemplated by this Agreement.

Section 6.8 Tax Matters.

(a) Each of PAHL and its Subsidiaries has timely filed or has caused to be timely filed all income and other material Tax Returns required to be filed by it (taking into account any validly obtained extension of time within which to file), and all such Tax returns are true, complete and correct in all material respects. Each of PAHL and its Subsidiaries has either paid or caused to be paid all material Taxes due and owing by the Company and its Subsidiaries, other than Taxes that are being contested in good faith through appropriate proceedings.

(b) No deficiencies for any material Taxes (other than Taxes that are not yet due and payable or that are being contested in good faith) have been proposed, asserted, assessed or to the Knowledge of PAHL, threatened in writing against PAHL or any of its Subsidiaries which have not been settled or paid. All assessments for material Taxes due and owning by PAHL or any of its Subsidiaries with respect to the completed and settled examinations or concluded litigation have been paid. There are no material Encumbrances for Taxes on any of the Assets of PAHL or any of its Subsidiaries other than Permitted Encumbrances. Neither PAHL nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Section 6011 of the Code. There are no ongoing or pending Tax audits by any Taxing Authority against PAHL or any of its Subsidiaries. Neither PAHL nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was PAHL or any of its Subsidiaries) or (ii) has any liability for the Taxes of any Person (other than PAHL or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor.

The representations and warranties made in this Section 6.8 represent the sole and exclusive representations and warranties of PAHL and its Subsidiaries regarding Tax matters.

Section 6.9 Absence of Certain Changes or Events. Between the date of its incorporation or formation, as the case may be, and the date of this Agreement, (a) there has not been any change, effect, event or occurrence that has had a PAHL Material Adverse Effect and (b) PAHL has conducted its business only in the ordinary course of business consistent with past practice.

Section 6.10 Litigation. There is no (a) Action pending or, to the Knowledge of PAHL, threatened in writing, and/or (b) Judgment outstanding, in each case, against PAHL relating to or arising in connection with the transactions contemplated by this Agreement and the Ancillary Agreements (including the Business Combination) that would have a PAHL Material Adverse Effect.

Section 6.11 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person engaged by or on behalf of PAHL or any of its Subsidiaries, other than Barclays Bank plc, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the transactions contemplated by this Agreement and the Ancillary Agreements for which any party hereto or any of its Affiliates would be liable. Section 6.11 of the PAHL Disclosure Schedule sets forth the maximum aggregate fees (without including reimbursement for expenses) that may become payable to Barclays Bank plc pursuant to any engagement or fee letters between PAHL or any of its Affiliates, on the one hand, and any of Barclays Bank plc or any of their respective Affiliates, on the other hand, with respect to the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 6.12 No Other Representations and Warranties. Except for the representations and warranties contained in this Article VI, the Company acknowledges that none of PAHL, nor any other Person on behalf of any such party makes or shall be deemed to make any other express or implied representation or warranty with respect to such party or with respect to any other information provided to the Company and each such party disclaims any such representation or warranty. None of PAHL, or any other Person will have or be subject to any liability or indemnification obligation to the Company or any other Person resulting from the distribution to the Company or the Company’s use of, any such information.

ARTICLE VII

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 7.1 Conduct of Businesses Prior to Closing. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, except as expressly contemplated or permitted by this Agreement (including the

Company Disclosure Schedule and the PAHL Disclosure Schedule) or any Ancillary Agreement, as required by applicable Law or as PAHL (in the case of the Company) or the Company (in the case of PAHL) may otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed)), each of PAHL and the Company shall and shall cause each of their respective Subsidiaries to (a) use commercially reasonable efforts to maintain and preserve intact, in all material respects, its business organization and significant business relationships and keep available the services of its current officers, employees, and consultants in the ordinary course of consistent with past practices and (b) take no action that would be reasonably likely to materially and adversely affect or delay the ability of any party hereto to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or by the Ancillary Agreements or to perform its covenants and agreements under this Agreement or the Ancillary Agreements or to consummate the transactions contemplated hereby or thereby on or prior to the Termination Date.

Section 7.2 Company Forbearances. Without limiting the generality of Section 7.1, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, except (i) as set forth in the Company Disclosure Schedule, (ii) as expressly contemplated or permitted by this Agreement or the Ancillary Agreements or (iii) to the extent required by applicable Law, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of PAHL (which consent shall not be unreasonably withheld or delayed):

(a) adopt or propose any amendment to its Organizational Documents;

(b) create any Subsidiary or acquire any capital stock, membership interest, partnership interest, joint venture interest or other interest in any Person that could reasonably be expected to adversely affect the transactions contemplated hereby;

(c) (i) create, issue, deliver, pledge or sell, or propose or authorize the creation, issuance, delivery, pledge or sale of, or grant any awards with respect to any Equity of the Company or any Subsidiary or make any other agreements with respect to, any of its Equity or any other of its securities, (ii) amend, waive or otherwise modify any of the terms of any option, restricted unit, profits interest, warrant or stock option plan of the Company or any of its Subsidiaries (other than to impose additional limitations on the holder thereof) or authorize cash payments in exchange for any rights granted under any of such plans or (iii) adopt or implement any stockholder or member rights plan , in each case, other than as required or permitted by the terms of the Plan;

(d) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock or other Assets) or payment with respect to any shares, shares of capital stock, any Equity or other securities (or set any record date therefor), in each case, other than with respect to such items declared, set aside, paid or made by wholly-owned Subsidiaries of the Company or as required or permitted by the terms of the Plan;

(e) split, combine, divide, subdivide, reclassify or redeem, purchase or otherwise acquire, or propose to redeem or purchase or otherwise acquire, any shares of its membership interests, capital stock or beneficial interests other than in connection with the transaction contemplated by this Agreement;

(f) (i) lease, license, transfer, exchange or swap, mortgage (including securitizations), or otherwise dispose (whether by way of merger, consolidation, sale of stock or Assets, or otherwise) of any Assets material to the Company and its Subsidiaries taken as a whole, including any Equity of Subsidiaries, except (A) in the ordinary course of business consistent with past practice, (B) pursuant to Contracts in existence on the date hereof, (C) dispositions of Assets with a fair market value of less than $5,000,000, (D) transactions between any Subsidiary of the Company and the Company or another Subsidiary of the Company, or (E) dispositions of excess inventory, property, leases, licenses, or other Assets or Fixtures and Equipment that the Company considers obsolete or unnecessary or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(g) except in the ordinary course of business or as required under applicable Law, by any Governmental Authority or the terms of any Company Benefit Agreement or any Company Benefit Plan existing as of the date hereof (i) increase in any manner the compensation, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any of the current or former directors, officers, employees or consultants of the Company or its Subsidiaries, (ii) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, or any severance, pension, retirement, profit-sharing or retiree welfare benefit plan with or for the benefit of any current or former directors, officers, employees or consultants of the Company or its Subsidiaries (other than newly hired employees in the ordinary course of business consistent with past practice), (iii) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Company Benefit Plan, (iv) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan or Company Benefit Agreement, (v) enter into any collective bargaining agreement or other agreement with a labor union, works council or similar organization, (vi) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Law to be funded (excluding under Company Benefit Plans or Company Benefit Agreements that are tax qualified or registered) or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, international accounting standards or applicable Law, or (vii) forgive any loans, or issue any loans (other than routine travel, entertainment, relocation and business expense advances issued in the ordinary course of business) to any of its or its Subsidiaries’ directors, officers, contractors or employees;

(h) make, alter, revoke or rescind any material express or deemed election relating to Taxes or settle or compromise any material liability for Taxes, except in each case unless required by Law;

(i) fail to use commercially reasonable efforts to maintain its existing insurance policies or comparable replacement policies to the extent available for a reasonable cost;

(j) make any material change to its methods of accounting as in effect as of December 31, 2012 except as required by GAAP or applicable Law, or take any action, other than usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies, unless required by GAAP or applicable Law;

(k) enter into or materially amend, terminate or extend any Company Material Contract, or waive, release, assign or fail to enforce any material rights or claims under any Company Material Contract, if such Company Material Contract or any such action or failure to act with respect to a Company Material Contract would reasonably be expected to impair the ability of the Company to perform its obligations under this Agreement or any of the Ancillary Agreements or prevent or delay the consummation of the Business Combination or any of the other transactions contemplated by this Agreement or any of the Ancillary Agreements;

(l) take, or agree to commit to take, any action that is intended to result in any of the conditions set forth in Section 10.1 or Section 10.2 not being satisfied;

(m) other than as permitted under Section 7.2(g) or Section 7.2(q), engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any Affiliate of the Company which involves the transfer from the Company or any of its Subsidiaries of material consideration or has a material adverse financial impact on the Company and its Subsidiaries taken as a whole, other than pursuant to such agreements, arrangements, or understandings as in effect on the date of this Agreement or with respect to inter-company loans and/or transfers between any Subsidiary of the Company and the Company or another Subsidiary of the Company;

(n) except for capital expenditures required pursuant to any Company Material Contract or incurred in connection with the repair or replacement of any Company Property that is destroyed or damaged due to casualty or accident, make or commit to make any capital expenditures in excess of $2,500,000 million individually, or $10,000,000 million in the aggregate;

(o) initiate, compromise, or settle any litigation or arbitration proceedings involving payments by the Company or its Subsidiaries in excess of $1,000,000 per litigation or arbitration, or $2,000,000 in the aggregate, other than settlements (ii) related to the early termination of leases in connection with store closings, state tax matters and insurance litigation; provided that, neither the Company nor any of its Subsidiaries shall compromise or settle any litigation or arbitration proceedings which compromise or settlement involves a material conduct remedy or injunctive or similar relief or has a material restrictive impact on Company’s or any of its Subsidiaries’ business or (iii) relating to this Agreement or any of the Ancillary Agreements or the transactions contemplated hereby or thereby;

(p) enter into any new agreement with respect to the provision of management services to the Company or amend or modify, in any material respect, any existing management services agreement;

(q) materially increase the compensation or benefits payable or to become payable to any of the Company’s current or former executive directors or officers, or pay any material amounts or benefits (including severance) to, or materially increase any amounts payable to, any such individual, in each case other than in the ordinary course of business or to the extent required by any Company Benefit Agreement or Company Benefit Plan existing on the date of this Agreement; or

(r) enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, publicly recommend, publicly propose or publicly announce an intention to do any of the foregoing.

ARTICLE VIII

ADDITIONAL AGREEMENTS

Section 8.1 Access to Information.

(a) Upon reasonable notice and subject to applicable Laws and Contracts, (i) each of PAHL, the Company and MD Holdings shall, and shall cause each of their respective Subsidiaries to, afford to the Representatives (and, in the case of the Company and MD Holdings, the Financing Sources and their Representatives (including financial advisors, accountants, legal counsel and consultants); provided that such Persons have executed customary confidentiality agreements with the Company and/or MD Holdings) of the other party reasonable access, upon advance notice and during normal business hours during the period prior to the Closing, to all properties, books, contracts, commitments and records as is reasonably necessary in connection with the consummation of the transactions contemplated by this Agreement and (ii) the Company and MD Holdings and their Subsidiaries shall make their officers and employees available to PAHL and the Financing Sources and their Representatives (including financial advisors, accountants, legal counsel and consultants); provided, however, that the foregoing shall not require any party to take any such action if (x) it may result in a waiver or breach of any attorney/client privilege, (y) it could reasonably be expected to result in violation of applicable Law or material Contract, or (z) providing such access or information would be reasonably expected to be unreasonably disruptive to its operations; and provided further, no such access shall include any environmental testing or sampling. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. All requests for information made pursuant to this Section 8.1(a) shall be directed to the individual designated by PAHL and the Company, respectively (or such individual’s designee).

(b) Each of PAHL, MD Holdings, the MD Holdings Members and the Company shall hold all information furnished by or on behalf of the other party or any of such party’s Affiliates or Representatives pursuant to Section 8.1(a), or otherwise in connection with this Agreement, in confidence to the extent required by, and in accordance with, as applicable, the provisions of (i) that certain letter agreement, dated August 19, 2013, by and between Court Square Capital Equity Partners II, L.P., Weston Presidio Capital and PAHL and (ii) that certain letter agreement, dated August 6, 2013, by and between PAHL and the Company (together, the “Confidentiality Agreements”).

(c) No investigation or information provided or received by any party or its Representatives pursuant to this Section 8.1 shall affect any of the representations and warranties of the parties hereto contained in this Agreement or the conditions hereunder to the obligations of the parties hereto.

Section 8.2 Exchange. Each of the parties agrees that it shall use its commercially reasonable efforts to cooperate with the trustee, administrator, investment committee and other governing authorities of the Plan to adopt a plan of exchange prior to the Closing pursuant to which, following the Closing, the Plan shall exchange the Plan Shares for PAHL Ordinary Shares in accordance with the Exchange Agreement.

Section 8.3 Further Action. Each of the parties agrees that it shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable Laws or otherwise, so as to permit consummation of the Business Combination as promptly as practicable and otherwise to enable consummation of the transactions contemplated by this Agreement and the Ancillary Agreements including using its commercially reasonable efforts to make any filing, and obtain (and cooperating with the other party hereto to obtain) any consent, authorization, registration, order or approval of, or any exemption by, any Governmental Entity and any other Third Party that is required to be obtained by PAHL, MD Holdings or the Company or any of their respective Subsidiaries in connection with the Business Combination. Without limiting the foregoing, the parties acknowledge that the transactions contemplated by this Agreement may require compliance with the Connecticut property transfer law in which event the Company shall undertake any and all actions before and after Closing as necessary to comply with the Connecticut property transfer law, including signing the applicable forms as a certifying party.

Section 8.4 Additional Agreements. In case at any time after the Closing any further action is reasonably necessary to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall (at the Company’s sole expense) take all such lawful and necessary action as may be reasonably requested by the Company, PAHL or MD Holdings.

Section 8.5 Plan Termination. Prior to the Closing Date, the Board of Directors of the Company and the Board of Directors of MD Holdings shall (i) adopt a resolution terminating the Plan, effective no later than immediately prior to the Closing and in such form as PAHL may reasonably require and in accordance with the terms of the Plan and all Laws applicable thereto and (ii) take any and all other actions as PAHL may reasonably may request in connection with the termination of the Plan. The Company shall, prior to the Closing, provide PAHL with evidence reasonably satisfactory to PAHL that the resolutions terminating the Plan have been adopted. PAHL shall, or shall cause the Company to, adopt a new 401(k) plan effective as of the Closing Date or as soon as administratively practicable after the Closing Date that, for a period of at least one year after the Closing Date, provides Continuing Employees with benefits that are substantially similar, in the aggregate, to those benefits provided to Continuing Employees under the Plan immediately prior to the Closing.

Section 8.6 Employment and Benefit Arrangements.

(a) For at least one year following the Closing Date, PAHL shall, or shall cause the Company or its Subsidiaries to, provide to employees of the Company or any of its Subsidiaries who remain employed following the Closing Date (“Continuing Employees”) compensation and benefits (other than equity-based compensation or benefits) that are substantially equivalent in the aggregate to the compensation and benefits provided to each such Continuing Employee immediately prior to the Closing Date. Further, for at least one year following the Closing, PAHL shall cause the Company and its Subsidiaries to continue the Company’s and its Subsidiaries’ existing severance policies on the date of this Agreement in respect of applicable employees. For the avoidance of doubt, all severance agreements listed on Section 4.5 of the Company Disclosure Schedule shall be honored in accordance with their terms.

(b) PAHL shall take all actions required so that employees of the Company and any of its Subsidiaries shall receive service credit for employment with the Company or any Subsidiary for all purposes (other than benefit accrual under a defined benefit pension plan) under any successor benefit or compensation plans, programs, policies, contracts, agreements and arrangements sponsored by PAHL or any of its Affiliates (including the Company or any of its Subsidiaries) (other than any equity-based plan or arrangement). To the extent that PAHL or any of its Affiliates (including the Company or any of its Subsidiaries) modifies any coverage or benefit plan under which the employees of the Company or any of its Subsidiaries participate, PAHL shall waive or cause to be waived any applicable waiting periods, pre-existing condition exclusions or actively-at-work requirements (to the extent waived or satisfied by such employee and/or his or her dependents under an analogous Company Benefit Plan prior to such modification) and shall give such employees and/or his or her dependents credit under the new coverages or benefit plans for deductibles, co-payments and out-of-pocket payments that have been paid during the plan year in which such coverage or plan modification occurs.

(c) The provisions of this Section 8.6 are solely for the benefit of the parties to this Agreement, and, notwithstanding any provision contained in this Agreement to the contrary, no current or former employee, officer, director or consultant of the Company or any of its Subsidiaries shall be regarded for any purpose as a third-party beneficiary of this Section 8.6. In no event shall the terms of this Agreement be deemed to (i) establish, amend or modify any Company Benefit Plan or Company Benefit Agreement or any other “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by the Company, PAHL or any of their respective Affiliates, (ii) alter or limit the ability of the Company, PAHL or any of their respective Subsidiaries to amend, modify or terminate any Company Benefit Plan or Company Benefit Agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date or (iii)

confer upon or guarantee any current or former employee, officer, director or consultant, any right to employment or service or continued employment or continued service with the Company, PAHL or any of their respective Subsidiaries, or constitute or create an employment agreement with any Person.

Section 8.7 PAHL Activities.

(a) Prior to the Closing, PAHL shall use its reasonable best efforts to (i) consummate the Warrant Tender and (ii) obtain the consent from the lenders under the First Lien Facility to permit (1) the consummation of the Business Combination to the extent required pursuant to the First Lien Facility and (2) the repayment in full of the outstanding Indebtedness under the Company’s existing second lien credit facility (the “Lender Consent”). PAHL additionally acknowledges and agrees that it shall use its reasonable best efforts to ensure that the proceeds of the Debt Financing on the terms and conditions set forth in the Debt Commitment Letter will be available as of the Closing Date to enable PAHL to pay off the amounts outstanding under the First Lien Facility if the Lender Consent is not obtained. PAHL shall use its reasonable best efforts to: (A) maintain in effect the Debt Commitment Letter, (B) satisfy on a timely basis all conditions within its control applicable to funding of the Debt Financing, (C) to the extent necessary, enter into definitive agreements with respect to the Debt Financing on terms and conditions contained in the Debt Commitment Letter or consistent in all material respects with the Debt Commitment Letter, and (D) comply with all of its obligations and enforce its rights under the Debt Commitment Letter provided that all of the conditions set forth in Section 10.2 (except those to be satisfied on the Closing Date, but subject to those conditions being capable of satisfaction) have been satisfied or waived and all conditions to the Debt Commitment Letter (except those to be satisfied on the Closing Date, but subject to those conditions being capable of being satisfied on such date) have been satisfied or waived. PAHL shall, upon reasonable request from MD Holdings, the Company or the Seller Representative from time to time, inform MD Holdings, the Company or the Seller Representative of the status of its efforts to arrange the Debt Financing. If, to the Knowledge of PAHL, any portion of the Debt Financing is unavailable in the manner or from the sources contemplated in the Debt Commitment Letter (other than as a result of the Company’s breach of any representation, warranty, covenant or agreement set forth in this Agreement), PAHL will use its reasonable best efforts to obtain alternative debt financing for such portion from alternative sources on terms and conditions no less favorable in all material respects than those contained in the Debt Commitment Letter; provided that PAHL shall not be required to obtain any alternative debt financing on terms and conditions that are less favorable in any material respect from the terms and conditions set forth in the Debt Commitment Letter.

(b) Cooperation. On and prior to the Closing, the Company shall use its reasonable best efforts to provide, and shall cause the Company’s Subsidiaries to use its reasonable best efforts to provide, and the Company shall use its reasonable best efforts to cause its advisors to provide, in each case in a timely manner, all reasonable cooperation and assistance to PAHL in connection with the arrangement of the Debt Financing that is customary for such financings and the arrangement of the Proposed Amendment, including, as requested, using its reasonable best efforts to: (i) assist with due diligence activities relating to the Company’s financial information, (ii) make management of the Company available to participate in meetings, (iii) provide such certificates, documents and financial reports as are required by the SEC or other regulatory bodies, standard underwriting practices or may be reasonably requested by PAHL and its financing sources, (iv) provide PAHL with such information regarding all of the Company’s and its Subsidiaries’ bank accounts and safe deposit boxes (including a complete and correct list of store level accounts) as may be reasonably requested by PAHL and its Financing Sources; provided, that nothing herein shall require (1) such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries, (2) the Company to prepare or deliver any financial statements other than (x) audited financial statements of the Company and its consolidated Subsidiaries as of and for the year ended December 31, 2012 and (y) unaudited financial statements of the Company and its consolidated Subsidiaries for the three and six month periods ended March 31, 2012 and March 31, 2013 and as of March 31, 2013, and June 30, 2012 and June 30, 2013 and as of June 30, 2013, as applicable, which have been reviewed by the independent accountants of the Company as provided in the Statement on Auditing Standards No. 100; (3) deliver any other financial information in a form not customarily prepared by the Company or any financial information with respect to a month or fiscal period that has not yet ended or has ended less than 45 days prior to the date of such request, or (4) deliver or cause the delivery of any legal opinions or any certificate as to solvency. PAHL agrees that the execution by the Company or any of its Subsidiaries of any documents in connection with the financing for the transactions contemplated by this Agreement shall be subject to the consummation of the transactions contemplated hereby at the Closing and such documents will not take effect until the Closing. Notwithstanding anything in this Section 8.7(b) or elsewhere in this Agreement to the contrary, in no event shall the Company or any of its Subsidiaries be required to bear any out-of-pocket cost or expense, pay any fee or incur any liability or make any commitment or agreement effective in connection with the Debt Financing. PAHL shall promptly upon any request in writing by the Company reimburse the Company for all reasonable fees, costs and expenses (including reasonable fees and expenses of outside counsel) incurred by the Company or any of its Subsidiaries in connection with their compliance with this Section 8.7. The Company hereby consents to the reasonable use of the Company’s and its Subsidiaries’ logos in connection with the Debt Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their logos and on such other customary terms and conditions as the Company shall reasonably impose.

Section 8.8 Transfer Taxes. All Transfer Taxes shall be paid by the Company at or following the Closing; provided that 50% of all Transfer Taxes, to the extent paid by the Company prior to Closing, shall be treated as current assets of the Company and, if not paid prior to Closing, shall not be excluded as current liabilities of the Company, in each case, for purposes of calculating Closing Working Capital.

Section 8.9 Regulatory Matters.

(a) Each of the parties hereto shall cooperate in connection with the preparation and filing of any statements, forms, documents or other instruments required pursuant to the Exchange Act, the Securities Act or FSMA or to carry out the transactions contemplated by this Agreement and the Ancillary Agreements; provided that no filing shall be made with the SEC or the FCA by the Company, MD Holdings, Newco or their respective Affiliates without the prior written approval of PAHL. Each of the parties hereto will advise each other party, promptly after they receive any request by, or correspondence from, the SEC or the FCA with respect to the Business Combination.

(b) On September 9, 2013 the parties filed a Notification and Report Form under the HSR Act with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of PAHL (the “Antitrust Division”), the HSR ACT filing fees for which were paid by PAHL. The parties hereto shall cooperate with each other and use their commercially reasonable efforts to take or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law or pursuant to any Contract to consummate and make effective, as promptly as practicable, the transactions contemplated by this Agreement and the Ancillary Agreements, including preparing and filing all necessary documentation, effecting all applications, notices, petitions and filings, obtaining as promptly as practicable all permits, consents, approvals and authorizations of all Governmental Entities, and complying with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities and, to the extent applicable, making any filings or notifications with respect to such other approvals or waiting periods as may be required under Foreign Merger Control Laws. Each party shall (i) respond as promptly as practicable to any inquiries received from the FTC or the Antitrust Division for additional information or documentation and to all inquiries and requests received from any state attorney general or other Governmental Entity in connection with antitrust matters, and (ii) not extend any waiting period under the HSR Act or enter into any agreement with the FTC or the Antitrust Division not to consummate the transactions contemplated by this Agreement or the Ancillary Agreements, except with the prior written consent of the other parties hereto (which consent shall not be unreasonably withheld or delayed). PAHL shall use its commercially reasonable efforts to avoid, eliminate, or resolve any impediment or objection under any antitrust, competition, or trade regulation law that may be asserted by the FTC, the Antitrust Division, any state attorney general or any other Governmental Entity or other Persons with respect to the transactions contemplated by this Agreement and the Ancillary Agreements so as to enable the consummation thereof as promptly as reasonably practicable and shall defend through litigation on the merits any claim asserted in any court by any party, including appeals. Each party shall (i) promptly notify the other party of any material communication to that party from the FTC, the Antitrust Division, any state attorney general or any other Governmental Entity and, subject to applicable Law, permit the other party to review in advance any proposed written communication to any of the foregoing; (ii) to the extent practicable not agree to participate in any substantive meeting or discussion with any Governmental Entity in respect of any filings, investigation or inquiry concerning this Agreement or the transactions contemplated by this Agreement and the Ancillary Agreements unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat; and (iii) furnish the other party with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective Representatives, on the one hand, and any Governmental Entity or members of their respective staffs, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement and the Ancillary Agreements.

(c) At PAHL’s expenses, each of PAHL, MD Holdings and the Company shall furnish each other with all information concerning itself, its Affiliates, its Representatives and shareholders and interest holders, and such other matters as may be reasonably necessary or advisable in connection with the Registration Statement or any other statement, filing, notice or application made by or on behalf of PAHL, MD Holdings or the Company or any of their respective Affiliates to any Governmental Entity in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, and each of PAHL, MD Holdings and the Company shall provide such other assistance as may be reasonably requested by the other in connection with the preparation, filing and distribution of any such statement, filing, notice or application.

(d) PAHL, MD Holdings and the Company shall promptly advise each other upon their or any of their Subsidiaries receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement and the Ancillary Agreements that causes such party to believe that there is a reasonable likelihood that any approval of such Governmental Entity will not be obtained or that the receipt of any such approval will be materially delayed.

(e) PAHL, MD Holdings and the Company shall (i) promptly inform the other of any communication to or from any Governmental Entity regarding the transactions contemplated hereby, (ii) give the other prompt notice of the commencement of any Action by or before any Governmental Entity with respect to the transactions contemplated hereby and (iii) keep the other reasonably informed as to the status of any such Action.

Section 8.10 Drag Along Notice. On the date hereof, MD Holdings shall issue the Drag Along Notice to the Individual Members in the manner required by, and consistent with, the MD Holdings Governing Documents.

Section 8.11 Affiliated Transactions. The Company shall cause all of the Contracts which are required to be set forth in Section 4.19 of the Company Disclosure Schedule (regardless of whether they are, in fact, so listed) to be terminated at or prior to the Closing, other than those documents set forth on Section 8.11 of the Company Disclosure Schedule.

Section 8.12 Director and Officer Liability; Indemnification.

(a) For a period of six (6) years after the Closing, PAHL shall not, and shall not permit MD Holdings, the Company or any of its Subsidiaries to, amend, repeal or otherwise modify any provision in MD Holding’s, the Company’s or any of its Subsidiaries’ certificate of incorporation or formation, bylaws or limited liability company agreement (or equivalent governing document) in respect of the time period prior to the Closing relating to the exculpation or indemnification of any managers, directors and/or officers from the form of such provisions as of immediately prior to the Closing (unless required by Law), it being the intent of the parties that the managers, directors and officers of MD Holdings, the Company and its Subsidiaries shall continue to be entitled to such exculpation and indemnification in respect of the time period prior to the Closing to the fullest extent permitted by Law.

(b) At the Closing, the Company shall obtain, maintain and fully pay for irrevocable “tail” insurance policies naming the current and former managers, directors and officers of MD Holdings, the Company and its Subsidiaries as direct beneficiaries with a claims period of at least six (6) years from the Closing Date, the cost of which shall be a post-closing expense of the Company and not reduce Closing Cash or be included as a Company Transaction Expense. PAHL shall not, and shall cause the Company not to, cancel or change such insurance policies in any material respect.

(c) In the event PAHL, MD Holdings, the Company, its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case proper provision shall be made so that the successors and assigns of PAHL, MD Holdings or the Company or its Subsidiary, as the case may be, shall assume the obligations set forth in this Section 8.12.

(d) The current and former managers, directors and officers of MD Holdings, the Company and its Subsidiaries are express and intended third-party beneficiaries of the provisions of this Section 8.12 and shall be entitled to independently enforce the terms hereof as if they were each a party to this Agreement.

Section 8.13 Advice of Changes.

(a) Prior to the Closing, the Company and MD Holdings shall promptly notify PAHL in writing of all events, circumstances, facts and occurrences arising subsequent to the date of this Agreement which would result in a breach of any representation or warranty or covenant of the Company and/or MD Holdings in this Agreement such that any of the conditions contained in Section 10.1 or Section 10.2 would not be satisfied.

(b) Prior to the Closing, PAHL shall promptly notify the Company and MD Holdings in writing of all events, circumstances, facts and occurrences arising subsequent to the date of this Agreement which would result in a breach of any representation or warranty or covenant of PAHL in this Agreement such that any of the conditions contained in Section 10.1 or Section 10.3 would not be satisfied.

Section 8.14 Transaction Litigation. Each party hereto shall give each other the opportunity to participate in the defense, settlement and/or prosecution of any Action commenced following the date hereof related to this Agreement or the transactions contemplated hereby. Prior to the Closing, no party hereto shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any such litigation or consent to the same unless the other parties hereto shall have consented in writing (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 8.15 Parachute Payment Waiver; 280G Stockholder Approval. Prior to the Closing Date, the Company shall use its reasonable best efforts to obtain a written waiver from each Person who is a “disqualified individual” with respect to the Company or any of its Subsidiaries, and to whom any payment or benefit has been or is required or proposed to be made that is reasonably expected to constitute a “parachute payment” under Section 280G of the Code (the “Section 280G Payments”), waiving such Person’s right to receive some or all of such payments or benefits (the “Waived Benefits”) so that all remaining payments or benefits applicable to such Person shall not be deemed to be a parachute payment, and accepting in substitution for the Waived Benefits the right to receive the Waived Benefits only if approved by the stockholders of the Company in a manner that complies with Section 280G(b)(5)(B) of the Code and the final regulations issuer thereunder. The Company shall deliver such waivers to PAHL promptly after their receipt by the Company. The Company shall use reasonable best efforts to submit for approval by the stockholders of the Company in accordance with the terms of Section 280G(b)(5)(B) of the Code the right of each such Person who has executed such a waiver to receive or retain, as applicable, such Person’s Waived Benefits, with such stockholder approval to be solicited in a manner which satisfies all applicable requirements of such Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations. In connection with the foregoing, PAHL and its Affiliates shall use reasonable best efforts to provide the Company, no later than five (5) days prior to Closing, with all information and documents necessary to allow the Company to determine whether any payments made or to be made or benefits granted or to be granted pursuant to any employment agreement or other agreement, arrangement or contract entered into or negotiated by PAHL or any of its Affiliates (“Purchaser Payments”), together with all other Section 280G Payments, could reasonably be considered to be parachute payments. The Company shall provide to PAHL, at least three (3) days prior to the solicitation of such stockholder vote, copies of all disclosure materials, waivers, parachute payment calculations and related materials to be used to effectuate such 280G approval, and PAHL shall be provided a reasonable opportunity (not to exceed three (3) days) to comment thereon. The use of such materials shall be subject to PAHL’s reasonable approval of such materials within the time limits of the preceding sentence. Notwithstanding anything to the contrary in this Section or otherwise in this Agreement, to the extent PAHL has provided misinformation, or PAHL’s omission of information has resulted in misinformation, there shall be no breach of the representation contained in Section 4.12(k) or the covenants of the Company contained in this Section 8.15 but only to the extent actually caused by such omission or misinformation.

ARTICLE IX

SURVIVAL

Section 9.1 Survival. Other than in the event of fraud (in which case, applicable only to the party committing such fraud), the representations, warranties and covenants of the parties hereto contained in this Agreement or the Ancillary Agreements shall not survive the Closing (other than those covenants or agreements which by their terms are to be performed in whole or in part after Closing which shall survive the Closing until performed in accordance with their terms). There are no remedies available to the parties hereto with respect to any breach of the representations, warranties and covenants of the parties to this Agreement after the Closing, except with respect to covenants to be performed following the Closing.

ARTICLE X

CONDITIONS PRECEDENT

Section 10.1 Conditions to Each Party’s Obligation to Effect the Business Combination. The respective obligations of the parties to effect the Business Combination shall be subject to the satisfaction at or prior to the Closing of the following conditions (any or all of which may be waived in whole or in part by mutual written agreement of the Company and PAHL to the extent permitted by applicable Law):

(a) No Injunctions or Restraints. No Judgment issued by any court of the United States, the United Kingdom, the British Virgin Islands or any other competent jurisdiction preventing the consummation of the Business Combination shall be in effect or Law shall have been enacted, entered, promulgated or enforced after the date hereof by any Governmental Entity of the United States, the United Kingdom, the British Virgin Islands or any other competent jurisdiction that prohibits, or makes illegal consummation of the Business Combination (a “Restraint”).

(b) Approvals. Any waiting period (and any extension thereof) under the HSR Act (and, if applicable, Foreign Merger Control Laws which PAHL and the Company mutually agree in writing is required in connection with the Business Combination) applicable to the Business Combination contemplated by this Agreement shall have expired or shall have been terminated.

Section 10.2 Conditions to Obligations of PAHL, Platform Holdco and Merger Sub. The obligation of PAHL, Platform Holdco and Merger Sub to effect the Business Combination is also subject to the satisfaction, or waiver by PAHL, at or prior to the Closing, of the following conditions (any or all of which may be waived in whole or in part by PAHL to the extent permitted by applicable Law):

(a) Representations and Warranties. The representations and warranties contained in Article IV of this Agreement (other than the Company Major Representations) and Article V of this Agreement (other than the MD Holdings Major Representations) shall be true and correct (without regard to any materiality or Material Adverse Effect qualifier contained therein), on and as of the date hereof (except for any representations and warranties made as of a specified date, which shall be so true and correct as of the specified date), except where the failure of such representations and warranties to be true and correct would not have a Company Material Adverse Effect. The Company Major Representations and MD Holdings Major Representations shall be true and correct (without regard to any materiality or Material Adverse Effect qualifier contained therein) in all material respects, on and as of the date hereof and on and as of the Closing Date as if made at and as of the Closing Date (except for any representations and warranties made as of a specified date, which shall be so true and correct as of the specified date). PAHL shall have received certificates signed on behalf of the Company by an officer of the Company and signed on behalf of MD Holdings by an officer of MD Holdings, as applicable, to the foregoing effect.

(b) Performance of Obligations of the Company and MD Holdings. The Company and MD Holdings shall each have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date. PAHL shall have received a certificate from each of the Company (signed on behalf of the Company by an officer of the Company) and MD Holdings (signed on behalf of MD Holdings by an officer of MD Holdings) including, in each case, a statement to the foregoing effect.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall have been no event, change or circumstance which has had a Company Material Adverse Effect.

(d) Deliveries. The Company, MD Holdings and/or Newco, as applicable, shall have delivered the items required to be delivered pursuant to Section 3.6(b).

Section 10.3 Conditions to Obligations of the Company and MD Holdings. The obligation of the Company and MD Holdings to effect the Business Combination is also subject to the satisfaction, or waiver by Company or MD Holdings, at or prior to the Closing of the following conditions (any or all of which may be waived in whole or in part by the Company to the extent permitted by applicable Law):

(a) Representations and Warranties. The representations and warranties contained in Article VI of this Agreement (other than the PAHL Major Representations) shall be true and correct (without regard to any materiality or Material Adverse Effect qualifier contained therein), on and as of the date hereof (except for any representations and warranties made as of a specified date, which shall be so true and correct as of the specified date), except where the failure of such representations and warranties to be true and correct would not have a PAHL Material Adverse Effect. The PAHL Major Representations shall be true and correct (without regard to any materiality or Material Adverse Effect qualifier contained therein) in all material respects, on and as of the date hereof and on and as of the Closing Date as if made at and as of the Closing Date (except for any representations and warranties made as of a specified date, which shall be so true and correct as of the specified date). The Company shall have received a certificate signed on behalf of PAHL, Platform Holdco and Merger Sub by a Director of PAHL to the foregoing effect.

(b) Performance of Obligations of PAHL. Each of PAHL, Platform Holdco and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date. The Company shall have received a certificate signed on behalf of PAHL, Platform Holdco and Merger Sub by a director of PAHL including a statement to the foregoing effect.

(c) No PAHL Material Adverse Effect. Since the date of this Agreement, there shall have been no event, change or circumstance which has had a PAHL Material Adverse Effect.

(d) PAHL Deliveries. PAHL, Platform Holdco and Merger Sub shall have delivered the items required to be delivered pursuant to Section 3.6(a).

(e) Plan Opinion. The Investment Committee of the Plan shall have received a written opinion from Evercore Trust Company, N.A. in form and substance reasonably satisfactory to the Investment Committee of the Plan that the Plan Exchange is fair to, and in the interests of, the Plan and its participants.

ARTICLE XI

TERMINATION

Section 11.1 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(a) by mutual consent of PAHL and MD Holdings in a written instrument;

(b) by either PAHL or MD Holdings if any Restraint having any of the effects set forth in Section 10.1(a) shall be in effect and shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 11.1(b) shall not be available to any party whose failure to perform its covenants and agreements set forth herein resulted in any such Restraint to be in effect or to become nonappealable;

(c) by either PAHL or MD Holdings if the Business Combination shall not have been consummated on or before November 30, 2013 (such date, except as provided otherwise in the immediately following proviso, the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 11.1(c) shall not be available to any party whose failure (or whose Affiliates’ failure) to perform or observe its covenants and agreements set forth herein resulted in the failure of the Business Combination to be consummated by the Termination Date; or

(d) by PAHL (provided PAHL is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach or a failure to perform any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the Company or MD Holdings which breach or failure to perform, either individually or in the aggregate, (i) would constitute, if occurring or continuing on the Closing Date, a failure of the conditions set forth in clauses (a) or (b) of Section 10.2 and (ii) is not cured, or by its nature cannot be cured, by such party within thirty (30) days following receipt of written notice of such breach or failure to perform from PAHL (or if the Termination Date is less than thirty (30) days from notice by PAHL, is not cured, or by its nature or timing cannot be cured, by such party by the Termination Date); or

(e) by MD Holdings (provided neither MD Holdings nor the Company is then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach or a failure to perform of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of PAHL which breach or failure to perform, either individually or in the aggregate, (i) would constitute, if occurring or continuing on the Closing Date, a failure of the conditions set forth in clauses (a) or (b) of Section 10.3, and (ii) is not cured, or by its nature cannot be cured, by PAHL within thirty (30) days following receipt of written notice of such breach or failure to perform from MD Holdings (or if the Termination Date is less than thirty (30) days from notice by MD Holdings, is not cured, or by its nature or timing cannot be cured, by PAHL by the Termination Date).

Section 11.2 Effect of Termination. In the event of termination of this Agreement by either PAHL or MD Holdings as provided in Section 11.1, this Agreement shall forthwith become void and have no effect, and none of PAHL, MD Holdings, the Company, any of their respective Subsidiaries or any of the officers, managers or directors of any of them shall have any Liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (a) Section 8.1(b), this Section 11.2 and Article XII and shall survive any termination of this Agreement and (b) notwithstanding anything to the contrary contained in this Agreement, neither PAHL, MD Holdings nor the Company shall be relieved or released from any Liabilities arising out of its willful and material breach of this Agreement prior to such termination. The Confidentiality Agreements shall survive the termination of this Agreement in accordance with their respective terms.

ARTICLE XII

GENERAL PROVISIONS

Section 12.1 Expenses. Except as otherwise set forth in this Agreement or any Ancillary Agreement, all costs and expenses (including attorneys’, accountants’, investment banking and other similar fees) incurred by or on behalf of the parties hereto in connection with this Agreement and the transactions contemplated hereby (collectively, “Expenses”) shall be paid by the party incurring such costs and expenses when due. In any action or proceeding brought to enforce any provision of this Agreement or any Ancillary Agreement, the prevailing party shall be entitled to recover reasonable out-of-pocket attorneys’ fees and costs from the other party to the action or proceeding. For purposes of this Agreement, the “prevailing party” shall be deemed to be that party who obtains substantially the result sought, whether by settlement, mediation, judgment or otherwise.

Section 12.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (upon confirmation of receipt) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to PAHL, to:

Platform Acquisition Holdings Limited

Regency Court

Glategny Esplanade

St. Peter Port

Guernsey GY1 3RH

Attention: Company Administrator

Facsimile No.: +(44) 1481 716 868

With a copy (which shall not constitute notice) to:

Mariposa Acquisition, LLC

5200 Blue Lagoon Drive

Suite 855

Miami, Florida 33126

Attention:

Facsimile No.:

With a copy (which shall not constitute notice) to:

Greenberg Traurig, P.A.

401 E. Las Olas Blvd., Suite 2000

Fort Lauderdale, FL 33301

Attention: Donn Beloff, Esq.

Facsimile No.: (954) 765-1477

(b)	if to MD Holdings

c/o MacDermid, Incorporated

1401 Blake Street

Denver, CO 80202

Attention: Chief Financial Officer

Facsimile No.: (720) 479-3085

With a copy (which shall not constitute notice) to:

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Attention: Geraldine Sinatra

Facsimile No.: (215) 994-2222

(c)	if to Seller’s Representative

CSC Shareholder Services LLC

c/o Court Square Capital Partners

Park Avenue Plaza

55 East 52nd Street, 34th Floor

New York, NY 10055

Attention: Joseph Silvestri

Facsimile No.: (212) 752-6184

With a copy (which shall not constitute notice) to:

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Attention: Geraldine Sinatra

Facsimile No.: (215) 994-2222

(d)	if to the Company, to:

MacDermid, Incorporated

1401 Blake Street

Denver, CO 80202

Attention: Chief Financial Officer

Facsimile No.: (720) 479-3085

With a copy (which shall not constitute notice) to:

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Attention: Geraldine Sinatra

Facsimile No.: (215) 994-2222

Section 12.3 Counterparts. This Agreement may be executed in counterparts, and by facsimile or portable document format (.pdf) transmission, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 12.4 Entire Agreement; Severability.

(a) This Agreement (including the Schedules and Exhibits hereto and documents and the instruments referred to herein), the Ancillary Agreements (and the documents and the instruments referred to therein) and the Confidentiality Agreements constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof.

(b) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 12.5 Governing Law. Subject to Section 12.16, this Agreement and any other document or instrument delivered pursuant hereto, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution, termination, performance or nonperformance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed and construed in accordance with the internal substantive laws of the State of Delaware applicable to a contract entered into and fully performed solely within the State of Delaware without giving effect to the principles of conflict of laws thereof.

Section 12.6 Publicity. Prior to the earlier of termination of the Agreement in accordance with its terms and the Closing, except as otherwise required by applicable Law, neither PAHL, MD Holdings nor the Company shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the Company, in the case of a proposed announcement or statement by PAHL, or PAHL, in the case of a proposed announcement or statement by the Company, which consent shall not be unreasonably withheld, except in the event that such release or announcement may be required by Law or the rules or regulations of any Self-Regulatory Organization, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow the other party reasonable time to comment on each release or announcement in advance of such issuance and shall consider in good faith the views and comments made by such other party. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of the Company and PAHL in advance.

Section 12.7 Assignment; Third Party Beneficiaries. Except as expressly provided herein, neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise set forth in this Section 12.7, this Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Notwithstanding the foregoing, Sections 11.2, 12.2, 12.7, 12.9, 12.10, 12.11 and 12.16 are intended to be for the benefit of and shall be enforceable by the Financing Sources.

Section 12.8 Submission to Jurisdiction; Waivers; Consent to Service of Process. Subject to Section 12.16, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or permitted assigns shall be brought and determined exclusively in any state court or Federal court sitting in New Castle County, Delaware and each of the parties hereto hereby (i) irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive personal jurisdiction of the aforesaid courts in the event any dispute arises out or relates to this Agreement or any transaction contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action arising out of or relating to this Agreement or any transaction contemplated hereby in any court other than any state court or Federal court sitting in New Castle County, Delaware. It is understood and agreed that any other court or arbiter in any other jurisdiction shall be entitled to enforce any Judgment of any state court or Federal court sitting in New Castle County, Delaware. Any writs, process or summonses to be served on any other party in such action or proceeding may be made by delivery of process in accordance with the notice provisions contained in Section 12.2 or as otherwise permitted by Law. Each of the parties hereto irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) the defense of sovereign immunity, (ii) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 12.8, (iii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iv) to the fullest extent permitted by Law that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper and (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 12.9 Enforcement of Agreement. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the party seeking the injunction, specific performance and other equitable relief has an adequate remedy at law. To the extent any party hereto brings any action to enforce specifically the performance of the terms and provisions of this Agreement or any Ancillary Agreement (other than an action solely to specifically enforce any provision that expressly survives termination of this Agreement pursuant to Section 11.2 hereof) when available to such party pursuant to the terms of this Agreement or any Ancillary Agreement, if the Termination Date would otherwise expire during the pendency of such action, the Termination Date shall automatically be extended by (i) the amount of time during which such Action is pending, plus ten (10) Business Days, or (ii) such other time period established by the court presiding over such action. For the avoidance of doubt, in no event shall the Company or any of its Affiliates have any rights or claims against any Financing Source or their respective Affiliates in connection with this Agreement, the Debt Commitment Letter, the Proposed Amendment, the Debt Financing, or any other agreement related thereto or hereto.

Section 12.10 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 12.11 Amendment; Waiver.

(a) This Agreement may not be amended or modified except (i) by an instrument in writing signed by, or on behalf of, the parties hereto or (ii) by a waiver in accordance with Section 12.11(b).

(b) Any party to this Agreement may extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or waive compliance with any of the agreements of the other party or conditions to such party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

(c) Notwithstanding anything to the contrary contained herein, Sections 11.2, 12.2, 12.8, 12.9, 12.10, 12.11 and 12.16 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that is adverse in any respect to a Financing Source or its Affiliates without the prior written consent of such Financing Source and its Affiliates.

Section 12.12 No Recourse. Except as expressly set forth in this Agreement or any Ancillary Agreement, and other than in the case of fraud (in which case, applicable only to the party committing such fraud), notwithstanding any rights of PAHL at Law or in equity, in the event of any default or breach by the Company under this Agreement, PAHL’s remedies shall be restricted to enforcement of its rights against the property and assets of the Company, and no Liability whatsoever shall attach to, be imposed on or otherwise be incurred by, any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of the Company (other than the Company) or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate (other than the Company) of any of the foregoing (each, a “Related Party”, collectively, the “Related Parties”), whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, for any obligations or Liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. Except as expressly set forth in this Agreement or any Ancillary Agreement, and other than in the case of fraud (in which case, applicable only to the party committing such fraud), notwithstanding any rights of the Company at Law or in equity, in the event of any default or breach by PAHL under this Agreement, the remedies of the Company and MD Holdings shall be restricted to enforcement of its rights against any other property and assets of PAHL, and no Liability whatsoever shall attach to, be imposed on or otherwise be, incurred by, any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of PAHL or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, for any obligations or Liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

Section 12.13 Seller Representative.

(a) CSC Shareholder Services LLC is hereby designated as “Seller Representative” to represent each of the direct and indirect beneficial owners of the Company (the “Represented Parties”) following the Closing for all purposes of this Agreement other than with respect to the Contingent Purchase Price for which Newco shall act as representative. The Seller Representative shall have the following powers and duties: (i) to take such actions and to incur such costs and expenses as the Seller Representative, in its sole discretion, deems necessary or advisable to safeguard the interests of the Represented Parties in the Escrow Account; (ii) to compromise, modify, settle, waive, relinquish, exchange, liquidate or otherwise resolve the rights of the Represented Parties in and to any amounts that are or may be payable after the Closing by PAHL hereunder other than the Contingent Purchase Price), which compromise, modification, settlement, waiver, relinquishment, exchange, liquidation or resolution may include payment to the Represented Parties of cash, property or any combination thereof; (iii) to employ accountants, investment banks, appraisers, and other experts, attorneys and such other agents as the Seller Representative may deem advisable; (iv) to incur fees, costs and expenses relating to the performance and implementation of this Agreement and the transactions contemplated hereby (including costs and expenses relating to third party paying agents, wire expenses and other costs and expenses relating to the payment of any amounts due hereunder), (v) to maintain a register of the Represented Parties; (vi) to receive and distribute the consideration payable hereunder, including payments from the Escrow Account and any earnings and proceeds thereon, and holdback therefrom, including from any Contingent Litigation Proceeds that may be payable hereunder, any amounts necessary or appropriate in the judgment of the Seller Representative and (vii) to take all actions which the Seller Representative deems necessary or advisable in order to carry out the foregoing. The Seller Representative shall serve without compensation. The Seller Representative shall not be liable to the Represented Parties for the performance of any act or failure to act so long as it acted (or failed to act) in good faith within what it reasonably believed to be the scope of its authority and for a purpose which it reasonably believed to be in the best interests of the Represented Parties.

(b) The appointment of the Seller Representative shall be deemed coupled with an interest and is hereby irrevocable. The provisions of this Section 12.13 are independent and severable, shall constitute an irrevocable power of attorney, coupled with an interest and surviving death or dissolutions, granted by the Represented Parties to the Seller Representative, and shall be binding upon the executors, heirs, legal representatives, successors and assigns of each such Represented Party.

(c) The Seller Representative shall act for the Represented Parties on all of the matters set forth in this Agreement in the manner the Seller Representative believes in good faith to be in the best interest of the Represented Parties and consistent with its obligations under this Agreement. The Seller Representative shall not be responsible to the Represented Parties for any damages they may suffer by reason of the performance by the Seller Representative of the duties of the Seller Representative under this Agreement, other than loss or damage arising from a willful and knowing violation of the Law or this Agreement by the Seller Representative.

(d) Each Represented Party agrees to indemnify and hold harmless the Seller Representative from, and promptly reimburse the Seller Representative for, any loss, damage, fees, costs or expenses arising from the performance of the duties of the Seller Representative hereunder, including the cost of any legal counsel or accountants retained by the Seller Representative on behalf of the Represented Parties or otherwise, but excluding any loss or damage arising from a willful and knowing violation of the Law or this Agreement by the Seller Representative. Any and all fees, costs and expenses incurred by the Seller Representative in connection with the performance or enforcement of this Agreement or the transactions contemplated hereby shall be considered Company Transaction Expenses for purposes of this Agreement.

(e) All actions, decisions and instructions of the Seller Representative taken, made or given pursuant to the authority granted to the Seller Representative pursuant to this Section 12.13 shall be conclusive and binding upon each Represented Party, and no Represented Party shall have the right to object to, dissent from, protest or otherwise contest the same.

Section 12.14 Retaining Holder Representative. Newco is hereby designated as “Retaining Holder Representative” to represent each of the Retaining Holders following the

Closing for all purposes in connection with the Contingent Purchase Price. The Retaining Holder Representative shall have all of the powers and duties afforded to the Seller Representative with respect to the Contingent Purchase Price and each of the provisions of Section 12.13 hereof shall be applicable to the Retaining Holder Representative and be deemed incorporated into this Section 12.14, except the last sentence of Section 12.13(d) hereof, which shall not be applicable to the Retaining Holder Representative.

Section 12.15 Conflict Waiver. Dechert LLP has represented MD Holdings, the Company and certain members of MD Holdings. All parties to this Agreement recognize the commonality of interest that exists and will continue to exist between MD Holdings, the Company and the members of MD Holdings until Closing, and the parties agree that such commonality of interest should continue to be recognized after the Closing. Specifically, PAHL agrees that (a) it shall not, and shall cause the Company not to, seek to have Dechert LLP disqualified from representing any member of MD Holdings or any Affiliate thereof in connection with any dispute that may arise between such parties and PAHL or the Company in connection with this Agreement or the transactions contemplated hereby, and (b) in connection with any such dispute, any member of MD Holdings or any Affiliate thereof involved in such dispute (and not PAHL or the Company) will have the right to decide whether or not to waive the attorney-client privilege that may apply to any communications between the Company and Dechert LLP that occurred prior to the Closing.

Section 12.16 Financing Sources. Notwithstanding anything herein to the contrary, the parties hereto acknowledge and irrevocably agree (i) that any legal proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources arising out of, or relating to, the transactions contemplated hereby, the Proposed Amendment, the Debt Financing, the Debt Commitment Letter or the performance of services thereunder or related thereto shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto submits for itself and its property with respect to any such legal proceeding to the exclusive jurisdiction of such court, (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such legal proceeding in any other court, (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in Section 12.2 shall be effective service of process against them for any such legal proceeding brought in any such court, (iv) to waive and hereby waive, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such legal proceeding in any such court, (v) to waive and hereby waive any right to trial by jury in respect of any such legal proceeding, (vi) that a final judgment in any such legal proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law, (vii) that any such legal proceeding shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of such State that would result in the application of the laws of any other State, (viii) that the Financing Sources are beneficiaries of and may enforce any liability cap or limitation on damages or remedies in this Agreement and (ix) that the Financing Sources are express third party beneficiaries of, and may enforce, any provisions in this Agreement reflecting the foregoing agreements.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

PLATFORM ACQUISITION HOLDINGS LIMITED

By:	/s/ Martin E. Franklin
Name:	Martin E. Franklin
Title:	Director

PLATFORM DELAWARE HOLDINGS, INC.

By:	/s/ Martin E. Franklin
Name:	Martin E. Franklin
Title:	President

PLATFORM MERGER SUB, LLC

By:	/s/ Martin E. Franklin
Name:	Martin E. Franklin
Title:	Manager

MACDERMID HOLDINGS, LLC.

By:	/s/ Daniel H. Leever
Name:	Daniel H. Leever
Title:	Chief Executive Officer

MACDERMID, INCORPORATED

By:	/s/ Daniel H. Leever
Name:	Daniel H. Leever
Title:	Chief Executive Officer

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TARTAN HOLDINGS, LLC

By:	/s/ Daniel H. Leever
Name:	Daniel H. Leever
Title:	Manager

CSC SHAREHOLDER SERVICES LLC, as Seller Representative

By:	/s/ Joseph Silvestri
Name:	Joseph Silvestri
Title:	Authorized Signatory

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Appendix I

Daniel H. Leever

Daniel H. Leever Grantor Trust

Scot Benson

Michael Goralski

Mark Hollinger

Michael Kennedy

Frank Monteiro

Michael Siegmund Irrevocable Trust

John L. Cordani

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Appendix II

Contingent Purchase Price Calculation

1. Determination of Contingent Purchase Price.

(a) Platform Holdco shall pay to the Retaining Holders Representative, for the benefit of the Retaining Holders, up to $100,000,000.00 as the Contingent Purchase Price if the Business EBITDA Benchmarks or the Share Price Targets (in each case, as defined below) are met or exceeded on or prior to 5:00 pm Eastern Time on December 31, 2020 (the “Determination Date”). If none of the Business EBITDA Benchmarks or the Share Price Targets are met or exceeded on or prior to the Determination Date, no Contingent Purchase Price shall be payable. Within 30 days following the receipt by the Company of its audited financial statements for the fiscal year ending December 31, 2020, Platform Holdco shall deliver to the Retaining Holders Representative the Contingent Purchase Price Statement. No Contingent Purchase Price shall be payable until Platform Holdco and the Retaining Holders Representative have agreed upon the Contingent Purchase Price amount pursuant to Section 3.3 of the Agreement, notwithstanding when the Business EBITDA Benchmarks and/or the Share Price Targets are met.

(b) Up to $60,000,000.00 of the Contingent Purchase Price shall be payable based on the Business EBITDA Benchmarks, with $30,000,000.00 payable for reaching the 50% EBITDA Benchmark and an additional $30,000,000.00 payable for reaching the 100% EBITDA Benchmark. The determination of whether either of the Business EBITDA Benchmarks have been reached shall be made on each EBITDA Measurement Date such that if any of the Business EBITDA Benchmarks are reached as of any EBITDA Measurement Date, such Business EBITDA Benchmark(s) shall be deemed reached on the Determination Date, and the portion of the Contingent Purchase Price payable with respect to such Business EBITDA Benchmark shall be deemed earned, subject to the determination, objection and resolution procedures set forth in Section 3.3 of the Agreement.

(c) Up to $40,000,000.00 of the Contingent Purchase Price shall be payable based on the Share Price Targets, with $10,000,000.00 payable for reaching the 25% Share Price Target, an additional $10,000,000.00 payable for reaching the 50% Share Price Target and an additional $20,000,000.00 payable for reaching the 100% Share Price Target. If any of the Share Price Targets are reached between January 1, 2014 and December 31, 2020, such Share Price Target(s) shall be deemed reached on the Determination Date, and the portion of the Contingent Purchase Price payable with respect to such Share Price Target shall be deemed earned, subject to the determination, objection and resolution procedures set forth in Section 3.3 of the Agreement.

2. Definitions.

(a) “25% Share Price Target” shall mean a VWAP of $16.00, as adjusted in accordance with this Appendix II, for twenty (20) trading days in any thirty (30) consecutive trading day period.

(b) “50% Share Price Target” shall mean a VWAP of $20.00, as adjusted in accordance with this Appendix II, for twenty (20) trading days in any thirty (30) consecutive trading day period.

(c) “50% EBITDA Benchmark” shall mean Consolidated EBITDA equal to $268 million as of a close of the Company’s fiscal year during the Measurement Period, as adjusted in accordance with this Appendix II.

(d) “100% Share Price Target” shall mean a VWAP of $26.60, as adjusted in accordance with this Appendix II, for twenty (20) trading days in any thirty (30) consecutive trading day period.

(e) “100% EBITDA Benchmark” shall mean Consolidated EBITDA equal to $282 million as of a close of the Company’s fiscal year during the Measurement Period, as adjusted in accordance with this Appendix II.

(f) “Acquired Business” shall mean the consolidated operations of the Company and its Subsidiaries as of the Closing Date.

(g) “Business EBITDA Benchmarks” shall mean, together, the 50% EBITDA Benchmark and the 100% EBITDA Benchmark.

(h) “Consolidated EBITDA” shall mean the Consolidated Net Income of the Acquired Business for the Measurement Period, plus (a) without duplication and to the extent deducted in determining such Consolidated Net Income, the sum of (i) Consolidated Interest Charges for the Measurement Period, (ii) consolidated income tax expense for the Measurement Period, (iii) all amounts attributable to depreciation and amortization for the Measurement Period, (iv) any non-cash charges, expenses or losses (including, but not limited to, impairment of

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goodwill or other intangible assets and exchange rate losses) of the Company or any of its Subsidiaries for the Measurement Period (excluding any such charge, expense or loss incurred that constitutes an accrual of or a reserve for cash charges for any future period or an amortization of a prepaid cash expense paid in a prior period or writeoff or writedown of reserves with respect to current assets); provided, however, that cash payments made in the Measurement Period or in any future period in respect of such non-cash items (excluding any non-cash items to the extent representing an accrual for a future cash expenditure) shall be subtracted from Consolidated Net Income in calculating Consolidated EBITDA in the Measurement Period, (v) any extraordinary, unusual or non-recurring cash charges or expenses or income for the Measurement Period (including restructuring charges and severance, retention bonuses or other similar one-time compensation payments made to employees of the Company or its Subsidiaries), (vi) transaction fees and expenses during the Measurement Period for any non-ordinary course investment or acquisition or issuance of equity interests, (viii) losses to the extent reimbursed by third parties in connection with any non-ordinary course investment or acquisition, (ix) unrealized losses in respect of obligations under swap contracts during the Measurement Period, (x) any income, loss or expense during the Measurement Period from discontinued operations in accordance with GAAP, (xi) non-cash charges or amounts recorded in connection with purchase accounting for the Measurement Period, (xii) non-cash purchase accounting adjustments during the Measurement Period relating to the writedown of deferred revenue (whether billed or unbilled) that are the result of accounting for any acquisition, (xiii) the cumulative effect of a change in accounting principles for the Measurement Period, (xiv) expenses during the Measurement Period in connection with the settlement of any litigation or claim involving the Company or any of its Subsidiaries and (xv) debt discount and debt issuance costs, fees, charges and commissions during the Measurement Period. For illustration purposes, a sample calculation for the fiscal year ended December 31, 2012 is included as Exhibit A to this Appendix II.

(i) “Consolidated Interest Charges” shall mean, for the Measurement Period, the sum of (a) the interest expense (including imputed interest expense in respect of capital lease obligations and synthetic lease obligations) of the Company and its Subsidiaries for the Measurement Period, determined on a consolidated basis in accordance with GAAP (including, for the avoidance of doubt, (i) any amounts of premium or penalty payable in connection with the payment of make-whole amounts or other prepayment premiums payable in connection with any indebtedness of the Company or any of its Subsidiaries, and (ii) all commissions, discounts and other fees and charges owed in respect of interest rates to the extent such net costs are allocable to the Measurement Period in accordance with GAAP), plus (b) any interest accrued during the Measurement Period in respect of indebtedness of the Company or any of its Subsidiaries that is required to be capitalized rather than included in consolidated interest expense for such period in accordance with GAAP . For purposes of the foregoing, interest expense shall be determined after giving effect to any net payments made or received by the Company or any of its Subsidiaries during the Measurement Period with respect to interest rate swap contracts.

(j) “Consolidated Net Income” shall mean the net income of the Company and its Subsidiaries, on a consolidated basis, for the Measurement Period determined in accordance with GAAP before any adjustments for GAAP minority interests resulting from the consummation of the Agreement.

(k) “EBITDA Measurement Date” shall mean the date on which the Company receives its audited consolidated financial statements with respect to each of the fiscal years 2014-2020.

(l) “Measurement Period” shall mean the seven (7) year period commencing on January 1, 2014 and expiring on the Determination Date.

(m) “Share Price Targets” shall mean, together, the 25% Share Price Target, 50% Share Price Target and 100% Share Price Target.

(n) “VWAP” shall mean the volume weighted average price per share of PAHL’s common stock on the New York Stock Exchange or other exchange on which such equity securities are publicly traded.

3. Adjustments.

(a) If, during the Measurement Period, PAHL or any of its Affiliates, including the Company or any of its Subsidiaries, consummates (whether by merger, recapitalization, consolidation, stock purchase, asset purchase or otherwise) either an acquisition of any other company or business or a disposition of any material portion of the Acquired Business, in each case, out of the ordinary course of business, (an “Acquired/Disposed Business”), Platform Holdco and the Retaining Holders Representative shall negotiate in good faith to adjust the Business EBITDA Benchmarks to account for the relative impact on the determination of Consolidated EBITDA. Notwithstanding the foregoing, if Platform Holdco and the Retaining Holders Representative are unable to mutually

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agree upon adjustments to the Business EBITDA Benchmarks within thirty (30) days following the consummation of such transactions, the results of operations of the Acquired/Disposed Business shall be excluded from the determination of Consolidated EBITDA and the Business EBITDA Benchmarks shall not be adjusted.

(b) If, during the Measurement Period, the shares of PAHL’s common stock are subdivided or combined into a greater or smaller number of shares of PAHL’s common stock, or if a dividend is paid in shares of PAHL’s common stock, the Share Price Targets shall be proportionately reduced in case of subdivision of shares or stock dividend or proportionately increased in the case of combination of shares, in each such case by the ratio which the total number of shares of PAHL’s common stock outstanding immediately after such event bears to the total number of shares of PAHL’s common stock outstanding immediately prior to such event.

4. Cooperation. PAHL, Platform Holdco and the Retaining Holders Representative acknowledge and agree that the intent of the adjustments set forth above is to measure the Business EBITDA Benchmarks and Share Price Targets following an adjustment event in a manner consistent with the measurement of the Business EBITDA Benchmarks and Share Price Targets prior to any such adjustment events. Further, PAHL, Platform Holdco and the Retaining Holders Representative agree that, in the event of any other material, non-ordinary course events, they shall cooperate in good faith to make such other appropriate adjustments consistent with such intent.

5. Payment. In the event that Platform Holdco is required to pay the Contingent Purchase Price, Platform Holdco shall make such payment in cash or PAHL Ordinary Shares (or equity securities of PAHL into which such Ordinary Shares have been converted prior to such payment date), in the sole discretion of Platform Holdco, in the manner set forth in Section 3.3 of the Agreement.

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EXHIBIT A

[see attached]

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Appendix III

[see attached]

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